
03055232



KADANT INC.

2002 ANNUAL REPORT

Innovation Every Day









































KADANT
AN ACCENT ON INNOVATION





Bill Rainville

Kadant Inc. IS A LEADER IN TECHNOLOGY-BASED SYSTEMS USED BY THE GLOBAL PULP AND PAPER INDUSTRY TO PRODUCE EVERYTHING FROM NEWSPRINT TO CARDBOARD BOXES TO TISSUE TO FINE STATIONERY. OUR STOCK-PREPARATION SYSTEMS, PAPERMAKING ACCESSORIES, AND WATER-MANAGEMENT EQUIPMENT ENSURE PROCESS EFFICIENCY AND PRODUCT QUALITY AT NEARLY EVERY STAGE OF PAPERMAKING AND PAPER RECYCLING. WE ALSO PRODUCE COMPOSITE BUILDING MATERIALS MADE FROM RECYCLED FIBER AND PLASTIC, AND FIBER-BASED GRANULES USED IN AGRICULTURAL AND HOME LAWN AND GARDEN APPLICATIONS.

DEAR SHAREHOLDER:

In 2002, Kadant reported earnings of $5.9 million, or $.45 per diluted share, before an extraordinary item and the cumulative effect of a change in accounting principle. This compares with $9.4 million, or $.76 per diluted share, in 2001. On an adjusted basis – excluding restructuring and unusual items in both years and goodwill amortization in 2001 – we reported net income of $8.1 million in 2002, or $.62 per diluted share, versus $12.1 million, or $.98 per share, a year ago (see chart below).

In accordance with the new accounting rules under SFAS No. 142, Kadant recorded a noncash charge to earnings in 2002 of $32.8 million, or $2.49 per diluted share, for goodwill impairment. After this charge, we had a net loss of $26.8 million, or a loss of $2.04 per diluted share, compared with net income of $10.0 million, or $.81 per diluted share, a year ago. Revenues for the year were $185.7 million versus $221.2 million in 2001.

Our financial performance in 2002 mirrors the weak state of our primary industry – pulp and paper – and the general economy. In this business environment, we've focused on reducing our operating costs, optimizing returns from our capital spending, and effectively managing our working capital to position Kadant for growth in the long term. Our actions produced noteworthy results during the year that will benefit us going forward:

- **We reduced our operating expenses by $10.4 million** (including $3.4 million from the elimination of goodwill amortization under the new accounting rules) through a number of restructuring and cost-management initiatives, primarily in our Papermaking Equipment segment.
- **We generated $27 million in cash from operations for the year,** more than double the $12.8 million reported in 2001. Furthermore, almost all of our cash came from our Papermaking Equipment segment despite challenging industry conditions.
- **We achieved a record $8.6 million in sales of our composite building products,** a greater than fourfold increase from $1.9 million a year ago. The strong sales growth is a direct result of our efforts to build a national distribution network for our decking systems, which was our top priority for this business in 2002.

In June 2002, we completed a public offering of our common stock, which fulfilled an IRS obligation connected with our tax-free spinoff a year earlier. Although we spent $118 million during 2002 to repurchase all our outstanding debentures, we ended the year with $44 million in cash and only $1 million of debt.

Our strong cash position gives us a major advantage: the ability to reinvest in our business. We plan to put our cash to work in select markets that offer future growth and higher returns. One such opportunity would be a strategic acquisition that complements our existing businesses. We continue to target companies that add new technologies or product lines within markets we already serve, or allow us to apply our process knowledge to new markets. We are being very selective as we evaluate acquisition candidates in order to preserve our valuable global franchise.

(In millions except per share amounts)	*2002*	*2001*
Adjusted Income Before Extraordinary Item and Cumulative Effect of Change in Accounting Principle		
As Reported	$ 5.9	$ 9.4
Restructuring and Unusual Costs	2.2	0.4
Goodwill Amortization	–	2.3
	$ 8.1	$12.1
Adjusted Diluted Earnings per Share Before Extraordinary Item and Cumulative Effect of Change in Accounting Principle		
As Reported	$ .45	$ .76
Restructuring and Unusual Costs	.17	.03
Goodwill Amortization	–	.19
	$ .62	$ .98

Our global presence allows us to capitalize on growing geographic markets, such as China, where per capita paper consumption is expected to nearly double by 2015. Because that country lacks suitable timber, approximately 40 percent of all paper produced is made from recycled material. Kadant is a major supplier in China of stock-preparation systems critical to the recovery of usable fiber from wastepaper; in the first quarter of 2003, we received nearly $16 million in orders. To better serve our customers in China, we plan to establish a local assembly facility. This facility will also help us increase important aftermarket sales of spare parts, upgrade packages, and services – initially for stock-preparation systems and potentially for our water-management and accessories product lines.

Aftermarket sales not only generate higher margins, but, because of our large installed base of equipment, create more predictable business for Kadant that is less dependent on capital spending. In our papermaking accessories business, which consists primarily of aftermarket products and consumables, we continue to develop new blade technologies that allow paper producers to improve quality without a major capital investment. For example, we received a U.S. patent in 2002 for our bi-metal creping blade used to produce tissue – a segment of the paper industry that continues to grow. This new technology yields the softness that consumers demand while increasing productivity, creating a good return on investment for tissue producers.


25
20
15
10
5
0
2000
2001
2002

$27 million
Total cash generated from Kadant's operations in 2002

One of our most successful internal growth initiatives has been our composite building products business, which had record sales and bookings in 2002 and, more importantly, met our goal of profitability in the first quarter of 2003. Hundreds of dealers and distributors across the country now sell our decking systems, and we continue to promote these products through numerous trade channels. As demand increases, we are exploring the possibility of expanding production at our Green Bay plant or establishing a new facility in another part of the country. With composite decking materials expected to capture 10 percent of the $4.5 billion U.S. decking market by 2005, we believe this business offers an exciting opportunity for growth.

The business landscape has changed dramatically in the past few years, and we believe that we have responded appropriately – cutting costs selectively without sacrificing our growth initiatives. As a public company, we have always taken very seriously the responsibilities we have to all our constituents: customers, shareholders, and employees. We do not manage the company for short-term gains, as evidenced by our continued investments in R&D. We encourage market and technical creativity while maintaining a culture of financial conservatism. I believe our sound business fundamentals and straightforward approach give us a solid footing for the future.


40
20
0
-20
2001
2002

$43 million
Amount of Kadant's net cash at year-end 2002

Sincerely,



William A. Rainville
Chairman and Chief Executive Officer
April 3, 2003

Consumer demand for tissue products is expected to grow through 2010. We are focused on developing new technologies to help tissue producers preserve their brand equity, without a major capital investment.



The tissue segment of the paper industry continues to grow at better than 3 percent per year and, historically, has been less cyclical than other paper grades. While most growth is expected in developing nations, the large number of existing tissue machines in North America and Europe also presents a significant opportunity as producers continually upgrade equipment to retain their share of this highly brand-conscious market.

Kadant is a leading supplier of accessories that keep paper machines running smoothly and enhance product quality. Consisting almost entirely of consumables and aftermarket products, these value-added components include blades that clean and condition papermaking rolls or perform highly specialized functions, such as creping during tissue production. With blade life ranging from hours to days, replacement of these products creates an ongoing source of revenues resulting from our extensive base of installations.

In 2002, we received a U.S. patent for a unique bimetal blade edge developed primarily for tissue production. Marketed as our ProCrepe® blade, this technology offers more uniform creping – for required softness and bulk – yet lasts up to 10 times longer than conventional steel blades. Our proprietary manufacturing process allows us to control the microstructure of the wear-resistant alloy edge, resulting in reduced friction, lower energy consumption, and less use of chemical coatings – ultimately providing a good return on investment for producers.

Mill by mill, the world's leading tissue makers continue to evaluate and install ProCrepe. Smaller, independent mills are also using it to gain a competitive edge. "We broke production records with ProCrepe," said plant superintendent Kevin Riley of Cellu Tissue in Connecticut. "We now run continuously for 12 to 14 hours, with some blades lasting 24 hours. This has significantly reduced waste and downtime. The crepe count, which has a direct effect on softness, has also increased dramatically." As sales steadily rise, ProCrepe offers a promising growth opportunity in the $40 million market for accessories used in tissue production.

Kadant's growing family of products for the tissue market includes the Continuous Crepe™ System, featuring our Heavy Duty Conformatic® blade holders, which continuously supplies new blade material from a coil for optimum quality and efficiency. In addition, our proprietary split bearings allow blade assemblies to be maintained without disturbing setup – further minimizing critical machine downtime.



55 percent
Share of Kadant revenues derived from the sale of consumables and parts to the paper industry in 2002



$40 million
Size of the market for specialized accessories used in tissue production


APPROVED

over 300
Number of patents Kadant holds for its papermaking technologies and products



Kadant design engineers work closely with paper producers to develop accessories for specific applications, such as creping in tissue production.



At the Lee & Man facility in Dongguan, China, 15,000 metric tons of recycled corrugated board are off-loaded at its pier every week, for the production of 650,000 tons of linerboard and corrugated material per year.



Kadant's stock-preparation and approach-flow systems are critical to the recovery of usable fiber at this facility, and are part of a new expansion project at Lee & Man that will more than double mill capacity to keep pace with growing demand.





from waste

Kadant's advanced stock-preparation systems, including de-inking, pulping, screening, cleaning, and refining equipment, will transform hundreds of tons per day of wastepaper into pulp fiber used to produce high-quality packaging materials.



to renewal

China has 21 percent of the world's population but only 4 percent of its forests. Nearly half of the 36 million tons of paper produced there in 2002 came from wastepaper, driving demand for recycling systems.


K DANT

China's economy is growing at a rate of 8 percent annually. Economic experts now predict that by 2010, China will represent 20 percent of the total world economy. As that nation prospers, paper production becomes an increasingly integral element – particularly containerboard used for packaging. Because of the lack of suitable timber, approximately 15 million tons of wastepaper per year is currently consumed in China for paper production, requiring advanced systems that can convert a variety of waste streams into high-quality fiber.

Kadant's strong presence in Asia, primarily for our stock-preparation systems used in the production of recycled paper, allows us to serve this growth market. Containerboard producers in China, many of whom are Kadant customers, plan to add more than 2.3 million tons of capacity in the 2003-04 timeframe. As producers invest in new or updated mills, they are looking for advanced technology that can lower production costs while improving product quality. Our systems can be tailored specifically to the waste stream being processed, whether it's mixed office paper or corrugated material. In the first quarter of 2003, we received orders to supply nearly $16 million in recycling systems to China.

One long-time Kadant customer, Lee & Man Paper International Ltd., a global containerboard producer, is undergoing a major capacity expansion. At its existing mill in Dongguan, north of Hong Kong, four highly automated production lines generate 650,000 metric tons of paper per year. Lee & Man now plans to more than double capacity to 1.6 million metric tons annually with the addition of new machines scheduled for startup in 2004.

In late 2002, Kadant received a significant order to supply a complete stock-preparation system for this expansion project. The system includes advanced pulping, de-inking, screening, refining, and cleaning equipment, as well as an approach-flow system used to further process the fiber before entry into the paper machine. According to Raymond Lee, the company's managing director, "Kadant's cooperation, technical expertise, and timeliness in responding to our needs have played an important role in our success."

This year, we plan to establish an assembly facility in China that will help us serve our customers there more effectively by taking us closer to the end user. This facility should also increase important aftermarket sales, initially for stock-preparation products, and potentially for our water-management and accessories product lines as well.


20
10
0
1990
2000
2010

20 percent
Share of total world economy that China is expected to account for by 2010

Source: IMF forecast 10-97



52 kilograms
Predicted per capita paper consumption in China by 2015, a 73% increase from 2000

Source: PPI 11-02



25.2 million
Total tonnage of recovered paper expected to be consumed in China by 2007

Source: RISI 11-02

The total U.S. market for decking materials is likely to reach $4.5 billion by 2005 as the home improvement boom continues. Composite decking, a fast-growing alternative, is expected to take a 10 percent share.



While the total U.S. market for decking materials grows at slightly more than 6 percent per year, driven by demand for home repairs and improvement, sales of composite decking products are expected to increase by more than 15 percent annually. Treated pine, cedar, and redwood will remain the dominant materials, but growth of alternative products could steadily outpace wood.

Decking alternatives, such as vinyl, polyethylene, and composites made from wood fiber and plastic, appeal to consumers because they do not contain potentially harmful chemicals found in many pressure-treated wood products. Of these, sales of composites are growing the fastest because, in addition to the benefits of long life, durability, and low maintenance, they most closely resemble real wood.

We began 2002 with a complete line of decking and railing systems as well as new fade-resistant colors and natural textures that we had recently developed. Our focus throughout the year was to build a broad distribution channel for these products, and we made significant progress toward that goal. We now have wholesale distributors in most regions of the country that supply hundreds of dealers who sell our composite materials under the GeoDeck™ brand. In addition to the efforts of this national network, we have a comprehensive marketing program that includes trade advertising, home and building shows, point-of-sale displays, and our dedicated Web site, www.geodeck.com.

Our composite building materials are gaining industry acceptance, underscored by a greater than fourfold increase in revenues in 2002. Our decking systems were evaluated and are now included on the Building Officials and Code Administrators International, Inc. (BOCA) listing, which many architects, builders, and building inspectors review before approving the use of a product. Mike Owens, founder of the Dallas-based Deck Industries Association for deck builders in North America, remarked, "I've been in business for 27 years, and for the past 7, have switched from redwood decking to composite materials for their durability. All composite products handle like wood, but in terms of aesthetics, the GeoDeck line is unique. The natural colors and brushed texture, along with the 20-year limited warranty, give GeoDeck an edge."

We also continue to make inroads with our composite roofing materials, and have completed a number of installations of our "slate" tiles. These products, which are durable, lightweight, and easier to install than traditional slate, are distributed by a leading national supplier of roofing materials.



10 percent
Share of total $4.5 billion decking market likely to be served by composites in 2005

Source: Freedonia Group


8
4
0
2000
2001
2002

$8.6 million
Revenues from Kadant's composite building products in 2002 – up from $1.9 million in 2001



over 300
Number of dealers and distributors in the U.S. who now offer our GeoDeck products



Kadant's composite decking systems offer homeowners the look and feel of natural wood, with the low maintenance and durability of plastic.

We continue to strengthen the business by using strong cash flows from our core papermaking equipment business to fuel long-term growth. We intend to build on the progress made in 2002.

Highlights of 2002

First Quarter

INITIATED RESTRUCTURING ACTIVITIES TO REDUCE ANNUAL COSTS AND EXPENSES BY $4.5 MILLION

Second Quarter

BOARD AUTHORIZED $50 MILLION DEBT AND STOCK BUYBACK PROGRAM

COMPLETED PUBLIC STOCK OFFERING, NETTING $17.7 MILLION IN CASH

RECORDED FIRST OPERATING PROFIT IN COMPOSITE AND FIBER-BASED PRODUCTS SEGMENT

TURNED NET CASH POSITIVE FOR FIRST TIME SINCE 1997

RECEIVED $8.2 MILLION IN ORDERS FOR RECYCLING SYSTEMS FROM CUSTOMERS IN CHINA

Third Quarter

BOOKED $4.8 MILLION WORTH OF RECYCLING SYSTEMS FOR MILLS IN CHINA

GRANTED U.S. PATENT FOR BI-METAL BLADE TECHNOLOGY USED IN TISSUE PRODUCTION

Fourth Quarter

RECEIVED BOCA EVALUATION AND LISTING FOR COMPOSITE DECKING PRODUCTS

COMPLETED REDEMPTION OF $86 MILLION OF 4½% CONVERTIBLE SUBORDINATED DEBENTURES

ACHIEVED RECORD BOOKINGS AND SALES OF COMPOSITE BUILDING PRODUCTS

Kadant Inc. 2002 Financial Statements
Table of Contents

Consolidated Financial Statements	9 – 14
Notes to Consolidated Financial Statements	15 – 37
Report of Independent Auditors	38 – 39
Management's Discussion and Analysis of Financial Condition and Results of Operations	40 – 49
Risk Factors	50 – 54
Selected Financial Information	55
Other Shareholder Information	56
Board of Directors and Officers	57



Accessories
Composite & Fiber-based Products
Water Management
Stock Preparation

4 product lines
Number of major product groups constituting Kadant's total $185.7 million in revenues in 2002



Asia
Latin America
USA
Europe
Canada
Other

50 percent
Share of total Kadant revenues generated outside the U.S. in 2002, primarily in Europe and Asia

Consolidated Statement of Operations

(In thousands except per share amounts)	2002	2001	2000
Revenues *(Notes 14 and 17)*	$ 185,674	$ 221,166	$ 234,913
Costs and Operating Expenses:			
Cost of revenues	115,234	138,425	145,111
Selling, general, and administrative expenses *(Note 9)*	50,323	58,960	60,901
Research and development expenses	4,819	6,612	7,687
Gain on sale of business and property *(Note 4)*	–	–	(1,700)
Restructuring and unusual costs (income) *(Note 12)*	3,590	673	(506)
	173,966	204,670	211,493
Operating Income	11,708	16,496	23,420
Interest Income	2,579	6,615	10,466
Interest Expense *(Note 8)*	(4,741)	(7,341)	(7,503)
Income Before Provision for Income Taxes, Minority Interest, Extraordinary Item, and Cumulative Effect of Change in Accounting Principles	9,546	15,770	26,383
Provision for Income Taxes *(Note 7)*	3,619	6,642	10,947
Minority Interest (Income) Expense	4	(234)	(576)
Income Before Extraordinary Item and Cumulative Effect of Change in Accounting Principles	5,923	9,362	16,012
Extraordinary Item *(net of income taxes of $19 and $440; Note 8)*	31	620	–
Income Before Cumulative Effect of Change in Accounting Principles	5,954	9,982	16,012
Cumulative Effect of Change in Accounting Principles *(net of income tax benefits of $12,420 and $580; Note 17)*	(32,756)	–	(870)
Net Income (Loss)	$ (26,802)	$ 9,982	$ 15,142
Earnings per Share Before Extraordinary Item and Cumulative Effect of Change in Accounting Principles *(Note 15)*			
Basic	$ .46	$ .76	$ 1.31
Diluted	$ .45	$ .76	$ 1.30
Earnings (Loss) per Share *(Note 15)*			
Basic	$ (2.07)	$ .81	$ 1.24
Diluted	$ (2.04)	$ .81	$ 1.23
Weighted Average Shares *(Note 15)*			
Basic	12,945	12,266	12,260
Diluted	13,109	12,313	12,298

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

(In thousands)	2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 44,429	$ 102,807
Available-for-sale investments, at quoted market value *(amortized cost of $16,625; Note 2)*	–	16,625
Accounts receivable, less allowances of $2,634 and $2,515	30,818	39,178
Unbilled contract costs and fees	6,002	10,126
Inventories	29,486	33,534
Deferred tax asset *(Note 7)*	6,668	6,991
Other current assets	2,974	3,198
	120,377	212,459
Property, Plant, and Equipment, at Cost, Net *(Notes 3 and 12)*	25,461	28,485
Other Assets *(Notes 5 and 7)*	13,458	10,441
Goodwill *(Notes 4, 11, and 17)*	72,221	116,269
	$ 231,517	$ 367,654

Consolidated Balance Sheet

(In thousands except share amounts)	*2002*	*2001*
Liabilities and Shareholders' Investment		
Current Liabilities:		
Current maturities of long-term obligations *(Notes 4 and 8)*	$ 585	$ 573
Accounts payable	18,093	18,661
Accrued payroll and employee benefits	9,445	7,990
Accrued warranty costs	4,310	4,598
Customer deposits	2,301	3,070
Accrued income taxes	1,403	2,120
Other current liabilities	9,539	13,240
Accrued merger consideration *(Note 11)*	–	2,824
	45,676	53,076
Deferred Income Taxes *(Note 7)*	940	8,983
Other Long-Term Liabilities *(Note 5)*	2,763	2,474
Long-Term Obligations:		
Subordinated convertible debentures *(Notes 8 and 13)*	–	118,138
Notes payable *(Notes 4 and 8)*	580	1,129
	580	119,267
Minority Interest *(Note 3)*	301	297
Commitments and Contingencies *(Note 10)*		
Shareholders' Investment *(Notes 5 and 6)*:		
Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued	–	–
Common stock, $.01 par value, 150,000,000 shares authorized; 14,045,550 and 12,745,165 shares issued	140	127
Capital in excess of par value	98,567	81,229
Retained earnings	116,702	143,504
Treasury stock at cost, 495,265 and 505,146 shares	(20,901)	(21,345)
Deferred compensation	(27)	(5)
Accumulated other comprehensive items *(Note 16)*	(13,224)	(19,953)
	181,257	183,557
	$ 231,517	$ 367,654

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

(In thousands)	*2002*	*2001*	*2000*
Operating Activities			
Net income (loss)	$ (26,802)	$ 9,982	$ 15,142
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Extraordinary item, net of income taxes *(Note 8)*	(31)	(620)	–
Cumulative effect of change in accounting principles, net of income tax benefit *(Note 17)*	32,756	–	870
Depreciation and amortization	5,177	9,296	9,540
Provision for losses on accounts receivable	818	1,146	1,197
Minority interest (income) expense	4	(234)	(576)
Gain on sale of business and property *(Note 4)*	–	–	(1,700)
Noncash restructuring and unusual items *(Note 12)*	2,399	–	(506)
Deferred income tax (income) expense	(1,019)	1,028	108
Other noncash items	891	158	(246)
Changes in current accounts, excluding the effects of acquisitions and dispositions:			
Accounts receivable	8,426	3,161	1,021
Unbilled contract costs and fees	4,821	(2,202)	1,069
Inventories	5,349	(803)	(2,505)
Other current assets	(640)	22	(3,791)
Accounts payable	(1,610)	(2,942)	1,049
Other current liabilities	(3,545)	(5,187)	(2,234)
Net cash provided by operating activities	26,994	12,805	18,438
Investing Activities			
Acquisitions, net of cash acquired *(Note 4)*	–	–	(3,302)
Acquisition of capital equipment and technology *(Note 3)*	–	–	(1,200)
Acquisition of minority interest in subsidiary *(Note 11)*	(1,363)	(1,761)	–
Proceeds from sale of business and property, net of cash divested *(Note 4)*	–	–	4,109
Advances to former affiliates, net	–	5,704	88,076
Purchases of available-for-sale investments	–	–	(132,058)
Proceeds from maturities of available-for-sale investments	16,625	69,480	92,424
Purchases of property, plant, and equipment	(3,344)	(4,589)	(6,355)
Proceeds from sale of property, plant, and equipment	512	177	252
Proceeds from repayment of notes receivable *(Note 4)*	200	2,400	800
Other	(364)	(55)	(295)
Net cash provided by investing activities	$ 12,266	$ 71,356	$ 42,451

Consolidated Statement of Cash Flows

(In thousands)	*2002*	*2001*	*2000*
Financing Activities			
Redemption of subsidiary common stock *(Note 11)*	$ (1,461)	$ (13,140)	$ (34,603)
Purchases of Company subordinated convertible debentures *(Note 8)*	(117,545)	(33,407)	–
Purchases of Company and subsidiary common stock	–	(587)	–
Net proceeds from issuance of Company common stock *(Note 6)*	17,655	–	–
Net proceeds from issuance of Company and subsidiary common stock *(Note 5)*	516	2,584	1,204
Transfer from Thermo Electron	–	1,309	–
Repayment of long-term obligations	(537)	(509)	(313)
Net cash used in financing activities	(101,372)	(43,750)	(33,712)
Exchange Rate Effect on Cash	3,734	(65)	(3,970)
Increase (Decrease) in Cash and Cash Equivalents	(58,378)	40,346	23,207
Cash and Cash Equivalents at Beginning of Year	102,807	62,461	39,254
Cash and Cash Equivalents at End of Year	$ 44,429	$ 102,807	$ 62,461
Cash Paid For			
Interest	$ 6,853	$ 7,521	$ 7,041
Income taxes	$ 4,978	$ 4,631	$ 11,779
Noncash Activities *(Notes 3 and 4)*			
Fair value of assets of acquired companies, capital equipment, and technology	$ –	$ –	$ 6,345
Cash paid for acquired companies, capital equipment, and technology	–	–	(3,889)
Payable for acquired companies, capital equipment, and technology	–	–	(795)
Liabilities assumed of acquired companies	$ –	$ –	$ 1,661
Amounts forgiven in exchange for the acquisition of 49% minority interest in Kadant Composites Inc. *(Note 3)*	$ –	$ 2,053	$ –

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income (Loss) and Shareholders' Investment

(In thousands)	2002	2001	2000
Comprehensive Income (Loss)			
Net Income (Loss)	$ (26,802)	$ 9,982	$ 15,142
Other Comprehensive Items *(Note 16)*:			
Foreign currency translation adjustment	6,528	(460)	(8,465)
Deferred gain (loss) on foreign currency contracts	201	(19)	–
Unrealized gain (loss) on available-for-sale investments, net of taxes	–	(21)	63
	6,729	(500)	(8,402)
	$ (20,073)	$ 9,482	$ 6,740
Shareholders' Investment			
Common Stock, $.01 Par Value:			
Balance at beginning of year	$ 127	$ 127	$ 127
Issuance of Company common stock *(Note 6)*	13	–	–
Balance at end of year	140	127	127
Capital in Excess of Par Value:			
Balance at beginning of year	81,229	77,231	77,919
Issuance of Company common stock *(Note 6)*	17,642	–	–
Activity under employees' and directors' stock plans	(304)	142	167
Tax benefit related to employees' and directors' stock plans	–	1,058	512
Effect of majority-owned subsidiary's equity transactions *(Note 11)*	–	2,798	(1,367)
Balance at end of year	98,567	81,229	77,231
Retained Earnings:			
Balance at beginning of year	143,504	133,522	118,380
Net income (loss)	(26,802)	9,982	15,142
Balance at end of year	116,702	143,504	133,522
Treasury Stock, at Cost:			
Balance at beginning of year	(21,345)	(20,758)	(21,239)
Purchases of Company common stock	–	(587)	–
Activity under employees' and directors' stock plans	444	–	481
Balance at end of year	(20,901)	(21,345)	(20,758)
Deferred Compensation:			
Balance at beginning of year	(5)	(36)	(66)
Issuance of restricted stock under directors' stock plans *(Note 5)*	(106)	–	–
Amortization of deferred compensation	84	31	30
Balance at end of year	(27)	(5)	(36)
Accumulated Other Comprehensive Items *(Note 16)*:			
Balance at beginning of year	(19,953)	(19,453)	(11,051)
Other comprehensive items	6,729	(500)	(8,402)
Balance at end of year	(13,224)	(19,953)	(19,453)
	$ 181,257	$ 183,557	$ 170,633

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Kadant Inc. (the Company) operates in two segments: (1) Pulp and Papermaking Equipment and Systems and (2) Composite and Fiber-based Products. Through its Pulp and Papermaking Equipment and Systems segment, the Company develops, manufactures, and markets a range of equipment and products for the domestic and international papermaking and paper recycling industries. The Company's principal products in this segment include custom-engineered stock-preparation systems and equipment for the preparation of wastepaper for conversion into recycled paper; papermaking machine accessory equipment and related consumables important to the efficient operation of paper machines; and water-management systems essential for draining, purifying, and recycling process water. Through its Composite and Fiber-based Products segment, the Company develops, manufactures, and markets composite products for the building industry made from recycled fiber and plastic, and manufactures and sells granules derived from pulp fiber primarily for use as agricultural carriers and for home lawn and garden applications.

On July 12, 2001, the Company changed its name to Kadant Inc. from Thermo Fibertek Inc. The Company's common stock trades under the ticker symbol "KAI" on the American Stock Exchange.

Company History and Former Relationship with Thermo Electron Corporation

The Company was incorporated in November 1991 as a wholly owned subsidiary of Thermo Electron Corporation and as the successor-in-interest to several of Thermo Electron's subsidiaries. In November 1992, the Company conducted an initial public offering of its common stock and became a majority-owned public subsidiary of Thermo Electron. As part of a major reorganization plan, Thermo Electron spun off its equity interest in the Company as a dividend to Thermo Electron shareholders on August 8, 2001 (Spinoff Date), on the basis of 0.0612 shares of the Company's common stock for each share of Thermo Electron common stock outstanding. Following the distribution, Thermo Electron ceased to hold any shares of the Company's common stock. Thermo Electron received a favorable private letter ruling from the Internal Revenue Service (IRS) that the distribution would generally qualify as a tax-free distribution, with approximately 8% of the shares distributed being considered "taxable" shares, subject to certain conditions.

Principles of Consolidation

The accompanying financial statements include the accounts of the Company, its wholly owned subsidiaries, and its 95%-owned Fiberprep, Inc. subsidiary. In December 2001, Kadant Fibergen Inc., formerly Thermo Fibergen Inc., a majority-owned public subsidiary, was merged into a wholly owned subsidiary of the Company (Note 11). All material intercompany accounts and transactions have been eliminated.

Fiscal Year

The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 2002, 2001, and 2000 are for the fiscal years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively. The Company's Kadant Lamort subsidiary, based in France, has a fiscal year ending on November 30 to allow sufficient time for the Company to consolidate the financial statements of that business.

Use of Estimates and Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Critical accounting policies are defined as those that entail significant judgments and estimates, and could potentially result in materially different results under different assumptions and conditions. The Company believes that the most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments, concern revenue recognition, accounts receivable, inventories, warranties, and the valuation of intangible assets and goodwill. A discussion on the application of these and other accounting policies is detailed throughout Note 1.

Although the Company makes every effort to ensure the accuracy of the estimates and assumptions used in the preparation of the financial statements or in the application of accounting policies, if business conditions were different, or if the Company used different estimates and assumptions, it is possible that materially different amounts could be reported in the Company's financial statements.

Notes to Consolidated Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies *(continued)*

Revenue Recognition

Prior to 2000, the Company generally recognized revenues upon shipment of its products. During the fourth quarter of 2000, effective January 2, 2000, the Company adopted Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Under SAB No. 101, when the terms of sale include customer acceptance provisions, and compliance with those provisions cannot be demonstrated until customer acceptance, revenues are recognized upon such acceptance. Revenues for products sold that require installation for which the installation is essential to functionality, or is not deemed inconsequential or perfunctory, are recognized upon completion of installation. Revenues for products sold where installation is not essential to functionality, and is deemed inconsequential or perfunctory, are recognized upon shipment with estimated installation costs accrued (Note 17).

In addition, revenues and profits on certain long-term contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $35,403,000 in 2002, $53,508,000 in 2001, and $43,440,000 in 2000. The percentage of completion is determined by relating the actual costs incurred to date to an estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The Company's contracts generally provide for billing of customers upon the attainment of certain milestones specified in each contract. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees, and amounts billed in excess of revenues earned are classified as billings in excess of contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

Warranty Obligations

The Company provides for the estimated cost of product warranties, primarily using historical information and repair costs, at the time product revenue is recognized. In the Papermaking Equipment segment, we typically negotiate the terms regarding warranty coverage and length of warranty depending on the products and applications. In the Composite and Fiber-based Products segment, we offer a standard limited warranty on our decking and roofing products restricted to repair or replacement of the defective product or refund of the original purchase price. While the Company engages in extensive product quality programs and processes, the Company's warranty obligation is affected by product failure rates, repair costs, service delivery costs incurred in correcting a product failure, and supplier warranties on parts delivered to the Company. Should actual product failure rates, repair costs, service delivery costs, or supplier warranties on parts differ from the Company's estimates, revisions to the estimated warranty liability would be required. The changes in the carrying amount of product warranties for the year ended December 28, 2002, are as follows (in thousands):

	2002
Balance at December 29, 2001	$ 4,598
Provision charged to income	2,241
Usage	(2,725)
Other, net (a)	196
Balance at December 28, 2002	$ 4,310

(a) Primarily represents the effects of currency translation.

Stock-Based Compensation Plans

The Company applies Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 5). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value-based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. No stock-based employee compensation cost related to stock option awards is reflected in net

Notes to Consolidated Financial Statements

income as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation cost for awards granted after 1994 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on certain of the Company's financial results would have been as follows:

(In thousands except per share amounts)	*2002*	*2001*	*2000*
Net Income (Loss):			
As reported	$ (26,802)	$ 9,982	$ 15,142
Deduct: Total stock-based employee compensation expense determined under the fair-value-based method for all awards, net of tax	(1,389)	(602)	(944)
Pro forma	$ (28,191)	$ 9,380	$ 14,198
Basic Earnings (Loss) per Share:			
As reported	(2.07)	.81	1.24
Pro forma	(2.18)	.76	1.16
Diluted Earnings (Loss) per Share:			
As reported	(2.04)	.81	1.23
Pro forma	(2.15)	.76	1.15

The weighted average fair value per share of options granted was $8.19, $6.29, and $5.50, in 2002, 2001, and 2000, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model, assuming an expected dividend yield of zero with the following weighted-average assumptions:

	2002	*2001*	*2000*
Volatility	46%	50%	42%
Risk-Free Interest Rate	4.3%	4.1%	4.9%
Expected Life of Options	7 years	5 years	1 year

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Prior to the spinoff from Thermo Electron, the Company and Thermo Electron were parties to a tax allocation agreement under which the Company and its subsidiaries, except its foreign operations, its Fiberprep subsidiary, and in 2000, its Kadant Composites Inc. subsidiary, were included in the consolidated federal and certain state income tax returns filed by Thermo Electron. The tax allocation agreement provided that, in years in which these entities had taxable income, the Company would pay to Thermo Electron amounts comparable to the taxes it would have paid if the Company had filed separate tax returns. The tax allocation agreement terminated as of the Spinoff Date, at which time the Company and Thermo Electron entered into a tax matters agreement.

The tax matters agreement requires, among other things, that the Company file its own income tax returns for tax periods beginning immediately after the Spinoff Date. In addition, the tax matters agreement requires that the Company indemnify Thermo Electron, but not the shareholders of Thermo Electron, against liability for taxes resulting from (a) the conduct of the Company's business following the distribution or (b) the failure of the distribution to Thermo Electron shareholders of shares of the Company's common stock or of Viasys Healthcare Inc. (another Thermo Electron spinoff) common stock to continue to qualify as a tax-free

Notes to Consolidated Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies *(continued)*

spinoff under Section 355 of the Internal Revenue Code as a result of certain actions that the Company takes following the distribution. Thermo Electron has agreed to indemnify the Company against taxes resulting from the conduct of Thermo Electron's business prior to and following the distribution, or from the failure of the distribution of shares of the Company's common stock to Thermo Electron shareholders to continue to qualify as a tax-free spinoff other than as a result of some actions that the Company may take following the distribution. Although not anticipated, if any of the Company's post-distribution activities causes the distribution to become taxable, the Company could incur liability to Thermo Electron and/or various taxing authorities, which could adversely affect the Company's results of operations, financial position, and cash flows.

Earnings per Share

Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the effect would have been antidilutive, diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effects. The conversion of the Company's convertible obligations and the elimination of its related interest expense was antidilutive in all periods presented.

Stock Split

All share and per share information, including the conversion price of the Company's subordinated convertible debentures, has been restated to reflect a one-for-five reverse stock split of the Company's common stock, effective July 12, 2001.

Cash and Cash Equivalents

At year-end 2002 and 2001, the Company's cash equivalents included investments in commercial paper and money market funds, and other marketable securities of its domestic and foreign subsidiaries, which had maturities of three months or less at the date of purchase. Cash equivalents are carried at cost, which approximates market value.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out, or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

(In thousands)	*2002*	*2001*
Raw Materials and Supplies	$ 12,937	$ 13,625
Work in Process	6,126	6,962
Finished Goods (includes $954 and $1,917 at customer locations)	10,423	12,947
	$ 29,486	$ 33,534

The Company periodically reviews its quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of revenues any amounts required to reduce the carrying value of inventories to net realizable value.

Property, Plant, and Equipment

The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 10 to 40 years; machinery and equipment, 2 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

(In thousands)	*2002*	*2001*
Land	$ 2,851	$ 2,784
Buildings	19,684	19,562
Machinery, Equipment, and Leasehold Improvements	47,685	49,364
	70,220	71,710
Less: Accumulated Depreciation and Amortization	44,759	43,225
	$ 25,461	$ 28,485

Notes to Consolidated Financial Statements

Other Assets

Other assets in the accompanying balance sheet includes intangible assets, deferred charges, notes receivable (Note 4), and deferred debt expense. Intangible assets includes the costs of patents, acquired intellectual property, and noncompete agreements entered into in connection with acquisitions, which are amortized using the straight-line method over periods of up to 15, 7, and 10 years, respectively. Acquired intangible assets are as follows:

(In thousands)	*Gross*	*Accumulated Amortization*	*Net*
December 28, 2002			
Patents	$ 1,000	$ (542)	$ 458
Noncompete agreements	3,079	(1,720)	1,359
Acquired intellectual property	6,410	(2,302)	4,108
	$ 10,489	$ (4,564)	$ 5,925
December 29, 2001			
Patents	$ 1,000	$ (458)	$ 542
Noncompete agreements	3,079	(1,404)	1,675
Acquired intellectual property	6,410	(1,747)	4,663
	$ 10,489	$ (3,609)	$ 6,880

Amortization of acquired intangible assets was $955,000, $1,067,000, and $1,214,000 in 2002, 2001, and 2000, respectively. The estimated future amortization expense of acquired intangible assets is: $904,000 in 2003 through 2005, $865,000 in 2006, $452,000 in 2007, and $1,896,000 in 2008 and thereafter.

Goodwill

Goodwill represents the excess of acquisition costs over the estimated fair value of the net assets acquired and was amortized through year-end 2001 using the straight-line method principally over 40 years. Accumulated amortization was $19,552,000 at year-end 2001. In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." The Company adopted SFAS No. 142, effective December 30, 2001. SFAS No. 142 requires that amortization of goodwill cease and that the Company evaluate the recoverability of goodwill and other intangible assets annually, or more frequently if events or changes in circumstances, such as a decline in sales, earnings or cash flows, or material adverse changes in the business climate, indicate that the carrying value of an asset might be impaired. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are established using a discounted cash flow methodology (specifically, the income approach). The determination of discounted cash flows is based on the Company's strategic plans and long-range forecasts. The revenue growth rates included in the forecasts are the Company's best estimates based on current and anticipated market conditions, and the profit margin assumptions are projected based on the current and anticipated cost structures. In accordance with the SFAS No. 142 transition procedures, the Company recorded a goodwill impairment charge for the cumulative effect of change in accounting principle of $32,756,000, net of income tax benefit of $12,420,000, upon the adoption of SFAS No. 142, as further described in Note 17.

Through year-end 2001, the Company assessed the future useful life and recoverability of goodwill and other noncurrent assets whenever events or changes in circumstances indicated that the current useful life had diminished, or the carrying value had been impaired. Such events or circumstances generally would have included the occurrence of operating losses or a significant decline in earnings associated with the acquired business or asset. The Company considered the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. The Company assessed cash flows before interest charges and if impairment were indicated, would write the asset down to fair value. If quoted market values were not available, the Company estimated fair value by calculating the present value of future cash flows. If impairment had occurred, any excess of carrying value over fair value would have been recorded as a loss. At December 29, 2001, no goodwill impairment existed under this method.

Foreign Currency

All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting

Notes to Consolidated Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies *(continued)*

translation adjustments are reflected in the accumulated other comprehensive items component of shareholders' investment (Note 16). Foreign currency transaction gains and losses are included in the accompanying statement of operations and are not material for the three years presented.

Forward Contracts

Effective in the first quarter of 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, requires that all derivatives, including forward currency exchange contracts, be recognized on the balance sheet at fair value. Derivatives that are not hedges must be recorded at fair value to earnings. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through earnings or are recognized in other comprehensive income until the hedged item is recognized in earnings. The Company records to earnings immediately the extent to which a hedge is not effective in achieving offsetting changes in fair value. Adoption of SFAS No. 133 in the first quarter of 2001 did not have a material effect on the Company's financial position and results of operations.

The Company uses forward currency exchange contracts primarily to hedge certain operational ("cash flow" hedges) and balance sheet ("fair value" hedges) exposures resulting from fluctuations in currency exchange rates. Such exposures primarily result from portions of the Company's operations and assets that are denominated in currencies other than the functional currencies of the businesses conducting the operations or holding the assets. The Company enters into currency exchange contracts to hedge anticipated product sales and recorded accounts receivable made in the normal course of business, and accordingly, the hedges are not speculative in nature. The Company does not hold or transact in financial instruments for purposes other than risk management.

The Company records its currency exchange contracts at fair value in its consolidated balance sheet as other current assets or other current liabilities and, for cash flow hedges, the related gains or losses on these contracts are deferred as a component of other comprehensive items. These deferred gains and losses are recognized in the period in which the underlying anticipated transaction occurs. Unrealized gains and losses resulting from the impact of currency exchange rate movements on fair value hedges are recognized in earnings in the period in which the exchange rates change and offset the currency gains and losses on the underlying exposure being hedged. The fair value of these contracts at year-end 2002 and the net impact of the related gains and losses on selling, general, and administrative expense, including the effect of the underlying hedged items, were not material in 2002.

Recent Accounting Pronouncements

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143, effective in 2003, addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company does not expect the adoption of this new standard to have a material impact on its consolidated financial statements.

Accounting for the Impairment or Disposal of Long-Lived Assets

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Adoption of the standard during the first quarter of 2002 did not have an effect on the Company's consolidated financial statements.

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Adoption of the standard is generally required in 2003. Under the standard, transactions currently classified by the Company as extraordinary items, such as gains and losses from the Company's early extinguishment of its convertible debentures (Note 8), will no longer be treated as such, but instead will be reported as other nonoperating income or expense. Prior periods will be restated to conform to this presentation.

Accounting for Costs Associated with Exit or Disposal Activities
In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which supersedes Emerging Issues Task Force (EITF) Pronouncement No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The standard affects the accounting for recognition of restructuring charges and related activities. The provisions of this statement are required to be adopted for exit or disposal activities that are initiated after 2002. The provisions of EITF No. 94-3 will continue to apply with regard to the Company's previously announced restructuring plans. The adoption of this statement is not expected to have a material effect on the Company's results of operations.

Accounting for Revenue Arrangements with Multiple Deliverables
In November 2002, the EITF reached a final consensus on EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." The provisions of EITF No. 00-21 are required to be adopted for revenue arrangements entered into by the Company after June 28, 2003, although early adoption is permitted. EITF No. 00-21 addresses arrangements with customers that have multiple deliverables, such as equipment and installation, and provides guidance as to when recognition of revenue for each deliverable is appropriate. The Company is currently evaluating the impact of the adoption of EITF No. 00-21 on its consolidated financial statements.

Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others
In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the disclosure requirements are applicable in 2002. The Company is complying with the disclosure requirements of FIN No. 45 and is evaluating the effect the other requirements may have on its consolidated financial statements.

Accounting for Stock-Based Compensation – Transition and Disclosure
In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has elected not to adopt the fair-value recognition provisions as provided for in SFAS No. 123, but to continue to apply APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. APB No. 25 does not require options to be expensed when granted with an exercise price equal to fair market value. The Company has adopted the disclosure provisions of SFAS No. 148 as of December 28, 2002 (Note 1).

2. Available-for-Sale Investments

Debt securities owned by the Company are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded in the accumulated other comprehensive items component of shareholders' investment. At year-end 2001, the cost basis of the Company's available-for-sale investments approximated market value. Therefore, there were no unrealized gains or losses on these investments at December 29, 2001.

Available-for-sale investments, which consist of corporate bonds in the accompanying 2001 balance sheet, have contractual maturities of one year or less.

The cost of available-for-sale investments that were sold was based on specific identification in determining the gross realized gains and losses in the accompanying statement of operations.

Notes to Consolidated Financial Statements

3. Composites Venture

In October 1999, the Company created a subsidiary, Kadant Composites Inc., to develop, produce, and market fiber-based composite products primarily for the building industry. The Company capitalized Kadant Composites with $3,200,000 in cash. Kadant Composites then purchased capital equipment and technology related to the development of fiber-based composites, valued at $5,275,000, in exchange for shares of its common stock equal to 49% of its equity and $1,700,000 in cash, payable in installments, if certain conditions were met. The Company paid $1,200,000 and $500,000 of the purchase price in 2000 and 1999, respectively.

The Company constructed a composites manufacturing facility in Green Bay, Wisconsin, and began production at the facility in 2000.

In January 2001, the Company acquired the remaining 49% minority equity interest in Kadant Composites from the minority investor (the Seller). In exchange for the 49% equity interest, the Company agreed to forgive $2,053,000 due from the Seller related to its investment in Kadant Composites prior to the purchase of the remaining 49% equity interest. The excess of assigned fair value of net assets acquired from the buyout over the acquisition cost resulted in a reduction in the intangible asset recorded at the time of the Company's initial investment in Kadant Composites.

4. Acquisitions and Dispositions

Acquisitions

In June 2000, the Company acquired Cyclotech AB – Stockholm, a Swedish manufacturer of stock-preparation equipment, for $540,000 in cash. Of the total purchase price, $478,000 was paid at closing and the remaining $62,000 was paid in 2001. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $541,000.

In February 2000, the Company acquired the assets of Gauld Equipment Manufacturing Company, Inc., a manufacturer of stock-preparation equipment, for $3,411,000 in cash and a $923,000 noninterest bearing contract with a controlling shareholder of Gauld, payable in equal annual installments over four years. The liability was initially recorded at its net present value of $795,000. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $2,128,000.

These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired. Pro forma results have not been presented, as the results of the acquired businesses were not material to the Company's results of operations.

Dispositions

In September 2000, the Company sold substantially all of the assets of its fiber-recovery and water-clarification services plant to the host mill for $3,600,000. The purchase price consisted of an initial payment of $200,000 at the date of closing and a note receivable to be paid in 17 monthly payments of $200,000, plus interest at 9.5%, beginning September 28, 2000. The note receivable was secured by an irrevocable letter of credit. The Company recognized a pretax gain of $729,000 on the sale during 2000.

In June 2000, the Company sold its interest in a tissue mill in Maine for $3,909,000 in cash, resulting in a pretax gain of $971,000.

5. Employee Benefit Plans

Stock-Based Compensation Plans

General

The Company maintains stock-based compensation plans primarily for its key employees and directors, although the plans permit awards to others expected to make a significant contribution to the future of the Company. The plans authorize the human resources committee of the Company's board of directors (the board committee) to award a variety of stock and stock-based incentives, such as restricted stock, nonqualified and incentive stock options, stock bonus shares, or performance-based shares. The award recipients and the terms of awards, including price, granted under these plans are determined by the board committee. Options granted under these plans prior to 2001 were nonqualified options that are exercisable immediately, but are subject to provisions similar to vesting that restrict transfer and afford the Company the right to repurchase the shares at the exercise price upon certain events. The restrictions and repurchase rights for these options generally lapse over five to ten years and the term of the option may range from five to twelve years. Options granted under these plans in 2001 and after are nonqualified options that

Notes to Consolidated Financial Statements

vest over three years and are not exercisable until vested. To date, all options have been granted at an exercise price equal to the fair market value of the Company's common stock on the date of grant. Upon a change of control, as defined in the plans, all options or other awards become fully vested and all restrictions lapse.

The Company also had a separate stock option plan for directors that provided for the annual grant of stock options to outside directors on the date of the Company's annual meeting of shareholders, which was terminated in April 2002. Options outstanding under this plan are immediately exercisable and expire three years after the date of grant.

Restricted Stock

In April 2002, the Company awarded 7,500 shares of its restricted common stock to its outside directors. The shares had an aggregate value of $106,000 and are restricted from resale for five years.

The Company has recorded the fair value of the restricted stock awards as deferred compensation in the accompanying consolidated balance sheet, and amortizes these amounts over their respective vesting periods.

Spinoff Option Exchange

On the Spinoff Date, options to purchase shares of Thermo Electron common stock held by the Company's employees were exchanged for options to purchase 582,509 shares of the Company's common stock. The price and share adjustments to the exchanged options were determined in accordance with FASB Interpretation No. 44 and accordingly, no compensation expense resulted from this transaction.

Stock Options

The Company had 178,000 options available for grant under these plans at December 28, 2002. A summary of the Company's stock option activity is as follows:

	2002		2001		2000	
(Shares in thousands)	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options Outstanding, Beginning of Year	2,299	$ 16.87	535	$ 33.85	611	$ 32.85
Granted	595	15.26	1,245	13.05	1	33.30
Exercised	(4)	12.66	–	–	(30)	18.90
Forfeited	(154)	21.62	(64)	38.78	(47)	30.65
Issued in Exchange	–	–	583	11.84	–	–
Options Outstanding, End of Year	2,736	$ 16.26	2,299	$ 16.87	535	$ 33.85
Options Exercisable	1,327	$ 18.67	1,054	$ 21.38	535	$ 33.85

A summary of the status of the Company's stock options at December 28, 2002, is as follows:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number of Shares (In thousands)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares (In thousands)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 4.38 – $ 16.00	2,366	5.5 years	$ 13.13	957	4.6 years	$ 11.87
18.05 – 29.15	140	3.5 years	25.09	140	3.5 years	25.09
30.75 – 57.25	228	2.9 years	42.60	228	2.9 years	42.60
93.33 – 110.80	2	5.1 years	103.68	2	5.1 years	103.68
$ 4.38 – $110.80	2,736	5.2 years	$ 16.26	1,327	4.2 years	$ 18.67

Employee Stock Purchase Plan

Substantially all of the Company's full-time U.S. employees are eligible to participate in its employee stock purchase plan. Under the plan, shares of the Company's common stock may be purchased at a 15% discount from the fair market value at the beginning or end of the purchase period, whichever is lower. Shares purchased under the plan are subject to a one-year resale restriction and are

Notes to Consolidated Financial Statements

5. Employee Benefit Plans *(continued)*

purchased through payroll deductions of up to 10% of each participating employee's gross wages. For the 2002, 2001, and 2000 plan years, the Company issued 20,006 shares (issued in January 2003), 12,872 shares, and 6,304 shares, respectively, of its common stock under this plan.

401(k) Savings Plan

Effective November 2000, the majority of the Company's U.S. subsidiaries participate in the Company's 401(k) retirement savings plan and, prior to November 2000, participated in Thermo Electron's 401(k) savings plan. Contributions to the plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense $674,000, $835,000, and $803,000 related to the 401(k) plans in 2002, 2001, and 2000, respectively.

Profit-Sharing Plan

One of the Company's U.S. subsidiaries has adopted a profit-sharing plan under which the Company annually contributes approximately 10% of the subsidiary's net income before profit-sharing expense. All contributions are immediately vested. In addition, one of the Company's foreign subsidiaries maintains a state-mandated profit sharing plan. Under this plan, the Company contributes up to 11% of the subsidiary's net profit after taxes, reduced by 5% of its shareholders' investment. For these plans, the Company contributed and charged to expense $487,000, $880,000, and $812,000 in 2002, 2001, and 2000, respectively.

Defined Benefit Pension Plan

One of the Company's U.S. subsidiaries has a noncontributory defined benefit retirement plan. Benefits under the plan are based on years of service and employee compensation. Funds are contributed to a trustee as necessary to provide for current service and for any unfunded projected benefit obligation over a reasonable period.

Net periodic benefit (income) expense includes:

(In thousands)	*2002*	*2001*	*2000*
Interest Cost	$ 1,013	$ 957	$ 902
Service Cost	623	483	496
Expected Return on Plan Assets	(1,584)	(1,771)	(1,884)
Amortization of Unrecognized (Gain) Loss	45	(203)	(380)
	$ 97	$ (534)	$ (866)

The Company's defined benefit pension plan activity is:

(In thousands)	*2002*	*2001*
Change in Benefit Obligation:		
Benefit obligation, beginning of year	$ 13,973	$ 12,538
Interest cost	1,013	957
Service cost	623	483
Benefits paid	(616)	(547)
Actuarial gain	347	542
Benefit obligation, end of year	15,340	13,973
Change in Plan Assets:		
Fair value of plan assets, beginning of year	17,382	19,404
Actual return on plan assets	(1,962)	(1,475)
Benefits paid	(616)	(547)
Fair value of plan assets, end of year	14,804	17,382
Funded (Unfunded) Status	(536)	3,409
Unrecognized Net (Gain) Loss	2,830	(1,018)
Prepaid Benefit Costs	$ 2,294	$ 2,391

Notes to Consolidated Financial Statements

Plan assets are primarily invested in equity securities, fixed-income securities, cash, and cash equivalents. Prepaid benefit costs are included in other assets in the accompanying balance sheet.

The weighted average actuarial assumptions used by the plan as of the end of each of the following years were:

	2002	2001	2000
Discount rate	6.75%	7.25%	7.50%
Expected return on plan assets	8.75%	9.25%	9.25%
Rate of salary increases	5.00%	5.50%	5.50%

Other Retirement Plans

Certain of the Company's subsidiaries offer other retirement plans. The majority of these subsidiaries offer defined contribution plans. Company contributions to these plans are based on formulas determined by the Company. For these plans, the Company contributed and charged to expense $1,709,000, $1,406,000, and $1,195,000 in 2002, 2001, and 2000, respectively. Other long-term liabilities in the accompanying balance sheet represent liabilities related to two of these plans at year-end 2002 and 2001.

6. Preferred and Common Stock

Preferred Stock

In May 2001, the Company's shareholders approved an amendment to its Certificate of Incorporation to authorize 5,000,000 shares of preferred stock, $.01 par value per share, for issuance by the Company's board of directors without further shareholder approval. Subsequently, the board of directors designated 15,000 shares of such preferred stock as Series A junior participating preferred stock for issuance under the Company's Shareholder Rights Plan (see below). No such preferred stock has been issued by the Company.

Common Stock

In June 2002, the Company sold 1,300,000 shares of its common stock in a public offering at $14.62 per share, for net proceeds of $17,655,000. The Company sold approximately 10% of its outstanding common stock, which satisfied an IRS ruling related to the spinoff of the Company from Thermo Electron (Note 1).

In 2001, the Company's board of directors adopted a shareholder rights plan. Under the plan, one right was distributed at the close of business on August 6, 2001, for each share of the Company's common stock outstanding at that time. The rights plan is designed to provide shareholders with fair and equal treatment in the event of an unsolicited attempt to acquire the Company. The rights were attached to the Company's outstanding common stock at the time of distribution and are not separately transferable or exercisable. The rights will become exercisable if a person acquires 15 percent or more of the Company's common stock, or a tender or exchange offer is commenced for 15 percent or more of the Company's common stock, unless, in either case, the transaction was approved by the Company's board of directors. If the rights become exercisable, each right will initially entitle the Company's shareholders to purchase .0001 of a share of the Company's Series A junior participating preferred stock, $.01 par value, at an exercise price of $75. In addition, except with respect to transactions approved by the Company's board of directors, if the Company is involved in a merger or other transaction with another company in which it is not the surviving corporation, or the Company sells or transfers 50 percent or more of its assets or earning power to another company, each right (other than rights owned by the acquirer) will entitle its holder to purchase $75 worth of the common stock of the acquirer at half the market value at that time. The Company is entitled to redeem the rights at $.001 per right at any time prior to the tenth business day (or later, if so determined by the board of directors) after the acquisition of 15 percent or more of the Company's common stock. Unless the rights are redeemed or exchanged earlier, they will expire on July 16, 2011.

At December 28, 2002, the Company had reserved 3,255,486 unissued shares of its common stock for possible issuance under stock-based compensation plans.

Notes to Consolidated Financial Statements

7. Income Taxes

The components of income before provision for income taxes, minority interest, extraordinary item, and cumulative effect of change in accounting principles are as follows:

(In thousands)	*2002*	*2001*	*2000*
Domestic	$ 196	$ 3,482	$13,914
Foreign	9,350	12,288	12,469
	$ 9,546	$15,770	$26,383

The components of the provision for income taxes are as follows:

(In thousands)	*2002*	*2001*	*2000*
Current Provision:			
Federal	$ 550	$ 352	$ 5,594
Foreign	3,696	4,810	4,299
State	392	452	946
	4,638	5,614	10,839
Net Deferred Provision (Benefit):			
Federal	(822)	923	569
Foreign	(389)	(233)	(177)
State	192	338	(284)
	(1,019)	1,028	108
	$ 3,619	$ 6,642	$10,947

The Company receives a tax deduction upon the exercise of nonqualified stock options by employees equal to the difference between the market price and the exercise price of the Company's common stock on the date of exercise. The current provision for income taxes does not reflect $1,058,000 and $512,000 of such benefits from the exercise of stock options that have been allocated to capital in excess of par value in 2001 and 2000, respectively.

The provision for income taxes in the accompanying statement of operations differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes, minority interest, extraordinary item, and cumulative effect of change in accounting principles due to the following:

(In thousands)	*2002*	*2001*	*2000*
Provision for Income Taxes at Statutory Rate	$3,341	$ 5,520	$ 9,234
Increases (Decreases) Resulting From:			
State income taxes, net of federal tax	58	514	577
Foreign tax rate and tax regulation differential	(406)	188	(242)
Nondeductible expenses	220	306	497
Change in valuation allowance	400	50	174
Other	6	64	707
	$3,619	$ 6,642	$10,947

Notes to Consolidated Financial Statements

Net deferred tax asset (liability) in the accompanying balance sheet consists of the following:

(In thousands)	2002	2001
Deferred Tax Asset (Liability):		
Foreign and alternative minimum tax credits	$ 3,952	$ –
Inventory basis difference	2,956	2,674
Reserves and accruals	2,410	1,327
Amortization of intangible assets	941	(8,155)
Operating loss carryforwards	496	2,298
Allowance for doubtful accounts	457	510
Accrued compensation	193	146
Depreciation	(940)	(827)
Other	1,148	512
	11,613	(1,515)
Less: Valuation allowance	877	477
	$ 10,736	$ (1,992)

The long-term portion of the deferred tax asset of $5,008,000 is included in other assets in the accompanying 2002 balance sheet.

The valuation allowance relates to uncertainty surrounding the realization of state operating loss carryforwards of $6,500,000 and $4,400,000 at year-end 2002 and 2001, respectively, which begin to expire in 2003, and foreign tax credits of $3,392,000 that expire in 2007. In addition, the Company had federal operating loss carryforwards of $5,500,000 at year-end 2001, which were fully utilized during 2002.

The Company has not recognized a deferred tax liability for the difference between the book basis and the tax basis of its investment in the stock of its domestic subsidiaries (this difference relates primarily to unremitted earnings by subsidiaries) because it does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax free.

The Company's practice is to reinvest indefinitely the earnings of certain international subsidiaries. Accordingly, no U.S. income taxes have been provided for approximately $53,200,000 of unremitted earnings of international subsidiaries. The Company believes that any U.S. tax liability due upon remittance of such earnings would be immaterial due to available U.S. foreign tax credits. The related foreign tax withholding would be approximately $2,800,000.

8. Long-Term Obligations

The Company's annual requirements for its long-term obligations are $585,000 in 2003 and $580,000 in 2004, resulting from liabilities recorded in connection with the two acquisitions described below.

In connection with the February 2000 acquisition of Gauld Equipment, the Company agreed to pay $923,000 in equal annual installments over four years. The liability was initially recorded at its net present value of $795,000 (Note 4).

In connection with the May 1999 acquisition of Arcline Products, the Company agreed to pay $2,000,000 in equal annual installments over five years. The liability was initially recorded at its net present value of $1,730,000.

In July 1997, the Company issued and sold at par $153,000,000 principal amount of 4 1/2% subordinated convertible debentures, due 2004, for net proceeds of approximately $149,800,000. The debentures were convertible into shares of the Company's common stock at a conversion price of $60.50 per share, and were guaranteed on a subordinated basis by Thermo Electron. During 2001, the Company repurchased $34,862,000 principal amount of the debentures for $33,506,000 in cash, resulting in an extraordinary gain of $620,000, net of deferred debt charges and net of income tax provision of $440,000. From January through September 2002, the Company repurchased $31,962,000 principal amount of the debentures for $31,270,000 in cash, resulting in an extraordinary gain of $291,000, net of deferred debt charges, and net of income tax provision of $178,000. In December 2002, the Company redeemed the remaining $86,176,000 outstanding principal amount of the debentures for 100% par value, resulting in an extraordinary loss of $260,000 from the writeoff of the remaining deferred debt charges, net of income tax benefit of $159,000.

See Note 13 for fair value information pertaining to the Company's long-term obligations.

Notes to Consolidated Financial Statements

9. Related-Party Transactions

Stock Holding Assistance Plan

Prior to 2002, Company had a stock holding policy that required certain executive officers to hold a minimum number of shares of Company common stock, and a stock holding assistance plan under which the Company could make interest-free loans to executive officers to enable them to purchase Company common stock in the open market to comply with the policy. Two executive officers received loans in 1996 and 1997 under this plan. In December 2001, the board of directors terminated the policy and the plan, and authorized the Company to forgive the remaining outstanding balances of the loans, which totaled $163,000, and to reimburse the executive officers for federal and state income taxes due as a consequence of the loan forgiveness, effective January 2002. In connection with these actions, the Company recorded compensation expense of $299,000 in 2001 to reflect the forgiveness of the notes and tax reimbursements granted to the officers.

Corporate Services and Transition Services Agreements

Prior to the spinoff, the Company and Thermo Electron were parties to a corporate services agreement under which Thermo Electron's corporate staff provided certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 0.8% of the Company's consolidated revenues. In 2001, the fee under this agreement was reduced to 0.6% and 0.4% of the Company's consolidated revenues for the fiscal quarters ending June 30, 2001, and September 29, 2001, respectively. The corporate services agreement terminated as of the Spinoff Date and was replaced by a transition services agreement.

The transition services agreement provided that Thermo Electron would continue to provide the Company with certain administrative services until December 29, 2001. The Company paid a fee under this agreement equal to 0.4% and 0.2% of the Company's consolidated revenues for the fiscal quarters ending September 29, 2001, and December 29, 2001, respectively, plus out-of-pocket and third-party expenses.

For services under these agreements, the Company was charged $1,135,000 and $1,879,000 in 2001 and 2000, respectively. The Company believed the charges under these agreements were reasonable and the terms of the agreements were fair to the Company.

10. Commitments and Contingencies

Operating Leases

The Company occupies office and operating facilities under various operating leases. The accompanying statement of operations includes expenses from operating leases of $2,544,000, $2,439,000, and $2,257,000 in 2002, 2001, and 2000, respectively. The future minimum payments due under noncancelable operating leases as of December 28, 2002, are $2,386,000 in 2003; $1,752,000 in 2004; $1,289,000 in 2005; $780,000 in 2006; $273,000 in 2007; and $55,000 in 2008 and thereafter. Total future minimum lease payments are $6,535,000.

Letters of Credit

Outstanding letters of credit, principally relating to performance bonds and customer deposit guarantees, totaled $8,832,000 at December 28, 2002.

Contingencies

In the ordinary course of business, the Company is at times required to issue limited performance guarantees, some of which do not require the issuance of letters of credit to customers in support of these guarantees, relating to its equipment and systems. The Company typically limits its liability under these guarantees to amounts that would not exceed the value of the contract. The Company believes that it has adequate reserves for any potential liability in connection with such guarantees.

Indemnification

The Company is required to indemnify Thermo Electron, but not its shareholders, against liability for taxes arising from the Company's conduct of business after the spinoff, or the failure of certain distributions to continue to qualify as a tax free spinoff, as described in Note 1 "Income Taxes."

Notes to Consolidated Financial Statements

11. Redemption of Common Stock and Merger of Subsidiary

The Company's subsidiary, Kadant Fibergen, sold 4,715,000 units, each consisting of one share of Kadant Fibergen common stock and one redemption right, in an initial public offering in September 1996 at $12.75 per unit for net proceeds of $55,781,000. The common stock and redemption rights subsequently began trading separately. A holder of a redemption right had the option to require Kadant Fibergen to redeem one share of Kadant Fibergen's common stock at $12.75 per share in September 2000 (the initial redemption period) or September 2001 (the final redemption period). A redemption right could only be exercised if the holder owned a share of Kadant Fibergen's common stock at the time of the redemption.

In 2000, during the initial redemption period, holders of Kadant Fibergen's common stock and common stock redemption rights surrendered 2,713,951 shares of Kadant Fibergen's common stock at a redemption price of $12.75 per share, for a total of $34,603,000. Kadant Fibergen used available working capital to fund the redemption payment and retired these shares immediately following the redemption.

In 2001, during the final redemption period, holders of Kadant Fibergen's common stock and common stock redemption rights surrendered 1,030,562 shares of Kadant Fibergen's common stock at a redemption price of $12.75 per share, for a total of $13,140,000. Kadant Fibergen used a combination of available working capital and a $6,000,000 loan from the Company to fund the redemption payment and retired these shares immediately following the redemption. Common stock redemption rights amounting to 970,487 were not surrendered for redemption by the end of the final redemption period and expired.

On December 27, 2001, the Company completed a short-form merger with Kadant Fibergen, pursuant to which the Company acquired 359,587 shares of Kadant Fibergen's common stock, representing all the outstanding shares of Kadant Fibergen's common stock not already owned by the Company, for $12.75 per share in cash. As a result, Kadant Fibergen's common stock ceased to be publicly traded. The Company expended $4,585,000 in cash for the shares, with $1,761,000 paid in 2001, and $2,824,000 paid in 2002. The shares acquired included 114,487 shares not already owned by the Company that remained outstanding immediately following the final redemption period, and 245,100 additional shares of Kadant Fibergen's common stock issued after the final redemption period upon the exercise of employee stock options. The Company had previously accelerated the vesting provisions related to the unvested portion of these stock options. To the extent an employee terminates employment before all the options would have become fully vested under the original vesting provisions, the Company will record a compensation charge for such options based on the intrinsic value at the time of the acceleration of the vesting provisions. The Company recorded goodwill of $783,000 in the Kadant Fibergen merger transaction.

12. Restructuring and Unusual Items

During 2002, the Company recorded restructuring and unusual costs of $3,590,000. Restructuring costs of $1,129,000, which were accounted for in accordance with EITF No. 94-3, related to severance costs for 68 employees across all functions primarily at the Company's Papermaking Equipment segment, all of whom were terminated as of December 28, 2002. These actions were taken in an effort to improve profitability and were in response to a continued weak market environment and reduced demand for our products. Unusual costs of $2,461,000 include noncash charges of $2,399,000 for asset writedowns, consisting of $953,000 for the impairment of a laboratory in Ohio held for sale at the Papermaking Equipment segment, and $1,446,000 for the writedown of fixed assets held for sale at the Composite and Fiber-based Products segment; and $62,000 for related disposal and facility-closure costs.

During 2001, the Company recorded restructuring costs of $673,000, which were accounted for in accordance with EITF No. 94-3, for severance costs relating to 63 employees primarily in manufacturing and sales functions at the Papermaking Equipment segment's domestic subsidiaries, all of whom were terminated by December 29, 2001. These actions were taken in an effort to improve profitability and were in response to a continued weak market environment.

Notes to Consolidated Financial Statements

12. Restructuring and Unusual Items *(continued)*

A summary of the changes in accrued restructuring costs, which are included in other accrued expenses in the accompanying consolidated balance sheet, follows:

(In thousands)	*Severance*
2001 Restructuring Plan	
Provision	$ 673
Usage	(617)
Balance at December 29, 2001	56
Provision	–
Usage	(56)
Balance at December 28, 2002	$ –
2002 Restructuring Plan	
Provision	$ 1,129
Usage	(1,107)
Currency translation	6
Balance at December 28, 2002	$ 28

The specific restructuring measures and associated estimated costs are based on the Company's best judgments under prevailing circumstances. The Company believes that the restructuring reserve balance is adequate to carry out the restructuring activities formally identified and committed to as of December 28, 2002, and anticipates that all actions related to these liabilities will be completed within a 12-month period.

13. Fair Value of Financial Instruments

The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, current maturities of long-term obligations, accounts payable, subordinated convertible debentures, notes payable, and forward foreign exchange contracts. The carrying amounts of accounts receivable, current maturities of long-term obligations, and accounts payable, approximate fair value due to their short-term nature.

Available-for-sale investments in 2001 are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments.

The carrying amount and fair value of the Company's subordinated convertible debentures and other financial instruments are as follows:

	2002		*2001*	
(In thousands)	*Carrying Amount*	*Fair Value*	*Carrying Amount*	*Fair Value*
Subordinated Convertible Debentures	$ –	$ –	$ 118,138	$ 111,640
Financial Instruments				
Forward foreign exchange contracts receivable	$ 385	$ 385	$ –	$ –
Forward foreign exchange contracts payable	$ 285	$ 285	$ 32	$ 32

The fair value of the Company's subordinated convertible debentures was determined based on quoted market prices in 2001.

The notional amounts of forward foreign exchange contracts outstanding totaled $21,344,000 and $3,248,000 at year-end 2002 and 2001, respectively. The fair value of such contracts is the estimated amount that the Company would pay upon termination of the contracts, taking into account the change in foreign exchange rates, which is recorded in the accompanying balance sheet in accordance with SFAS No. 133 (Note 1).

Notes to Consolidated Financial Statements

14. Business Segment and Geographical Information

The Company has combined its operating entities into two segments: Pulp and Papermaking Equipment and Systems, and Composite and Fiber-based Products. In classifying operational entities into a particular segment, the Company aggregated businesses with similar economic characteristics, products and services, production processes, customers, and methods of distribution.

The Company's Pulp and Papermaking Equipment and Systems segment develops, manufactures, and markets stock-preparation systems and equipment, papermaking machine accessory equipment, and water-management systems for paper and paper recycling industries worldwide. Principal products manufactured by this segment include: custom-engineered systems and equipment for the preparation of wastepaper for conversion into recycled paper; accessory equipment and related consumables important to the efficient operation of papermaking machines; and water-management systems essential for draining, purifying, and recycling process water. Revenues from the stock-preparation systems and equipment product line were $81,995,000, $111,096,000, and $112,976,000 in 2002, 2001, and 2000, respectively. Revenues from the papermaking machine accessory equipment product line were $58,751,000, $63,444,000, and $70,306,000 in 2002, 2001, and 2000, respectively. Revenues from the water-management systems product line were $28,885,000, $37,789,000, and $42,447,000 in 2002, 2001, and 2000, respectively.

The Composite and Fiber-based Products segment develops, manufactures, and markets composite building products made from recycled fiber and plastic used for applications such as decking and roofing. In addition, the Company produces biodegradable absorbing granules from papermaking byproducts. These granules are primarily used as agricultural carriers and for home lawn and garden applications. Revenues from the composite building products business were $8,561,000, $1,940,000, and $231,000 in 2002, 2001, and 2000, respectively. Revenues from the fiber-based granular products business were $5,991,000, $5,760,000, and $6,608,000 in 2002, 2001, and 2000, respectively. Prior to September 2000, the Company owned and operated a plant that provided fiber-recovery and water-clarification services to a host mill on a long-term contract basis. The plant, which the Company began operating in July 1998, cleaned and recycled water and long fiber for reuse in the papermaking process. The Company sold this plant to the host mill in September 2000 (Note 4).

Notes to Consolidated Financial Statements

14. Business Segment and Geographical Information *(continued)*

(In thousands)	*2002*	*2001*	*2000*
Business Segment Information			
Revenues:			
Pulp and Papermaking Equipment and Systems	$ 171,122	$ 213,466	$ 227,133
Composite and Fiber-based Products (a)	14,552	7,700	7,794
Intersegment sales elimination (b)	–	–	(14)
	$ 185,674	$ 221,166	$ 234,913
Income Before Provision for Income Taxes, Minority Interest, Extraordinary Item, and Cumulative Effect of Change in Accounting Principles:			
Pulp and Papermaking Equipment and Systems (c)	$ 18,156	$ 26,139	$ 29,209
Composite and Fiber-based Products (a)(d)	(2,933)	(5,968)	(3,116)
Corporate (e)	(3,515)	(3,675)	(2,673)
Total operating income	11,708	16,496	23,420
Interest income (expense), net	(2,162)	(726)	2,963
	$ 9,546	$ 15,770	$ 26,383
Total Assets:			
Pulp and Papermaking Equipment and Systems	$ 198,839	$ 281,522	$ 280,655
Composite and Fiber-based Products (f)	17,239	25,632	38,465
Corporate (g)	15,439	60,500	95,095
	$ 231,517	$ 367,654	$ 414,215
Depreciation and Amortization:			
Pulp and Papermaking Equipment and Systems	$ 3,749	$ 7,480	$ 7,314
Composite and Fiber-based Products (a)	1,396	1,816	2,226
Corporate	32	–	–
	$ 5,177	$ 9,296	$ 9,540
Capital Expenditures:			
Pulp and Papermaking Equipment and Systems	$ 1,433	$ 1,564	$ 2,550
Composite and Fiber-based Products	1,759	3,025	3,805
Corporate	152	–	–
	$ 3,344	$ 4,589	$ 6,355

Notes to Consolidated Financial Statements

(In thousands)	*2002*	*2001*	*2000*
Geographical Information			
Revenues (h):			
United States	$ 115,408	$ 142,425	$ 157,904
France	50,259	55,291	52,895
Other	27,814	33,845	33,427
Transfers among geographic areas (b)	(7,807)	(10,395)	(9,313)
	$ 185,674	$ 221,166	$ 234,913
Long-Lived Assets (i):			
United States	$ 18,816	$ 21,722	$ 22,213
France	3,131	2,933	3,291
Other	3,676	3,963	4,422
	$ 25,623	$ 28,618	$ 29,926
Export Revenues Included in United States Revenues Above (j)	$ 19,377	$ 36,876	$ 37,926

(a) Reflects the sale of the Company's fiber-recovery and water-clarification services plant in September 2000.

(b) Intersegment sales and transfers among geographic areas are accounted for at prices that are representative of transactions with unaffiliated parties.

(c) Includes $2.1 million and $0.6 million of restructuring and unusual costs in 2002 and 2001, respectively, and $0.5 million of income related to restructuring and unusual items in 2000.

(d) Includes $1.5 million and $0.1 million of restructuring and unusual costs in 2002 and 2001, respectively, and a $0.7 million gain on sale of a plant in 2000. Includes operating losses from the composite building products business of $3.7 million, $4.1 million, and $2.4 million in 2002, 2001, and 2000, respectively.

(e) Includes gain on sale of property of $1.0 million in 2000.

(f) Reflects Kadant Fibergen's 2001 and 2000 redemptions of common stock for $13.1 million and $34.6 million, respectively.

(g) Primarily cash, cash equivalents, and available-for-sale investments. Reflects the repurchase of $32.0 million and $34.9 million principal amount of our 4 ½% subordinated convertible debentures for $31.3 million and $33.5 million in cash in 2002 and 2001, respectively, and the December 2002 redemption of the remaining $86.2 million outstanding principal amount of the debentures for 100% par value.

(h) Revenues are attributed to countries based on selling location.

(i) Includes property, plant, and equipment, net, and other long-term tangible assets.

(j) In general, export revenues are denominated in U.S. dollars.

Notes to Consolidated Financial Statements

15. Earnings (Loss) per Share

Basic and diluted earnings (loss) per share were calculated as follows:

(In thousands except per share amounts)	2002	2001	2000
Basic			
Income Before Extraordinary Item and Cumulative Effect of Change in Accounting Principles	$ 5,923	$ 9,362	$ 16,012
Extraordinary Item (net of income taxes of $19 and $440)	31	620	–
Cumulative Effect of Change in Accounting Principles (net of income tax benefit of $12,420 and $580)	(32,756)	–	(870)
Net Income (Loss)	$ (26,802)	$ 9,982	$ 15,142
Weighted Average Shares	12,945	12,266	12,260
Basic Earnings (Loss) per Share:			
Income before extraordinary item and cumulative effect of change in accounting principles	$ .46	$ .76	$ 1.31
Extraordinary item	–	.05	–
Change in accounting principles	(2.53)	–	(.07)
	$ (2.07)	$ .81	$ 1.24
Diluted			
Income Before Extraordinary Item and Cumulative Effect of Change in Accounting Principles	$ 5,923	$ 9,362	$ 16,012
Extraordinary Item (net of income taxes of $19 and $440)	31	620	–
Cumulative Effect of Change in Accounting Principles (net of income tax benefit of $12,420 and $580)	(32,756)	–	(870)
Net Income (Loss)	(26,802)	9,982	15,142
Effect of Majority-Owned Subsidiary's Dilutive Securities	–	–	(7)
Income (Loss) Available to Common Shareholders, as Adjusted	$ (26,802)	$ 9,982	$ 15,135
Weighted Average Shares	12,945	12,266	12,260
Effect of Stock Options	164	47	38
Weighted Average Shares, as Adjusted	13,109	12,313	12,298
Diluted Earnings (Loss) per Share:			
Income before extraordinary item and cumulative effect of change in accounting principles	$ .45	$ .76	$ 1.30
Extraordinary item	–	.05	–
Change in accounting principles	(2.49)	–	(.07)
	$ (2.04)	$ .81	$ 1.23

Options to purchase 480,800 shares, 462,200 shares, and 435,800 shares of common stock were not included in the computation of diluted earnings per share for 2002, 2001, and 2000, respectively, because the options' exercise prices were greater than the average market price for the common stock, and the effect would have been antidilutive.

In addition, the computation of diluted earnings per share for all periods excludes the effect of assuming the conversion of the Company's 4½% subordinated convertible debentures, convertible at $60.50 per share, because the effect would be antidilutive. The convertible debentures are no longer outstanding as of December 28, 2002 (Note 8).

Notes to Consolidated Financial Statements

16. Comprehensive Income

Comprehensive income combines net income and other comprehensive items, which represent certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments, unrealized net of tax gains and losses on available-for-sale investments, and deferred gains and losses on foreign currency contracts.

Accumulated other comprehensive items in the accompanying consolidated balance sheet consist of the following:

(In thousands)	*2002*	*2001*	*2000*
Cumulative Translation Adjustment	$ (13,406)	$ (19,934)	$ (19,474)
Net Unrealized Gain on Available-for-sale Investments	–	–	21
Deferred Gain (Loss) on Foreign Currency Contracts	182	(19)	–
	$ (13,224)	$ (19,953)	$ (19,453)

17. Cumulative Effect of Change in Accounting Principles

Adoption of SFAS No. 142

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective December 30, 2001. SFAS No. 142 requires that amortization of goodwill cease and that the Company evaluate the recoverability of goodwill and other intangible assets annually, or more frequently if events or changes in circumstances indicate that the carrying value of an asset might be impaired.

Under SFAS No. 142, the Company was required to test all existing goodwill for impairment (using a two-step method) as of December 30, 2001, on a "reporting unit" basis. The Company's reporting units are as follows: (1) stock preparation (2) accessories and water management (3) fiber-based granules and (4) composite building products. In step 1, goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. The fair values of the reporting units were determined utilizing a discounted cash flow methodology and considered such assumptions as weighted average cost of capital, revenue growth, profitability, capital expenditures, and premium for control. For reporting units that failed step 1, the Company proceeded to step 2. In step 2, the Company calculated the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit as determined in step 1. The Company then compared the implied fair value of goodwill as determined in step 2 above to the carrying value of goodwill.

As a result of the impairment review, the Company recorded an after-tax goodwill impairment charge of $32,756,000 ($45,176,000 pre-tax), which was recorded as a cumulative effect of change in accounting principle in its restated results in the first quarter of 2002. This after-tax charge consists of $29,869,000 at the Papermaking Equipment segment (specifically at the stock-preparation reporting unit) and $2,887,000 at the Composite and Fiber-based Products segment (specifically at the fiber-based granules reporting unit). The impairment charge recorded in 2002 was primarily due to the change in the methodology from the undiscounted cash flow method used in 2001 under the Company's previous accounting policy, to the discounted cash flow method used in accordance with SFAS No. 142. Under the Company's previous accounting policy, no goodwill impairment existed at December 29, 2001 (Note 1).

The unaudited quarterly results reflecting the adoption of SFAS No. 142 have been restated as follows:

(In thousands except per share amounts)	*Three Months Ended March 30, 2002*
Net Loss	
As previously reported	(1,359)
As adjusted	(34,115)
Basic and Diluted Loss per Share	
As previously reported	(.11)
As adjusted	(2.79)

Notes to Consolidated Financial Statements

17. Cumulative Effect of Change in Accounting Principles *(continued)*

Pro forma results as if SFAS No. 142 had been adopted at the beginning of 2000 are as follows:

(In thousands except per share amounts)	*2001*	*2000*
Net Income, as Reported	$ 9,982	$ 15,142
Add back: Goodwill Amortization	2,340	2,359
Net Income, as Adjusted	$ 12,322	$ 17,501
Earnings per Share:		
Basic, as Reported	$ .81	$ 1.24
Add back: Goodwill Amortization	.19	.19
Basic, as Adjusted	$ 1.00	$ 1.43
Diluted, as Reported	$ .81	$ 1.23
Add back: Goodwill Amortization	.19	.19
Diluted, as Adjusted	$ 1.00	$ 1.42

Changes in goodwill are summarized below:

(In thousands)	*Papermaking Equipment Segment*	*Composite and Fiber-Based Products Segment*	*Total*
Balance at December 30, 2000	$ 115,473	$ 3,627	$ 119,100
Acquisitions	(98)	783	685
Amortization	(3,213)	(234)	(3,447)
Currency translation	(69)	–	(69)
Balance at December 29, 2001	112,093	4,176	116,269
Transitional impairment charge	(41,000)	(4,176)	(45,176)
Acquisitions	61	–	61
Currency translation	1,067	–	1,067
Balance at December 28, 2002	$ 72,221	$ –	$ 72,221

Adoption of SAB No. 101

In December 1999, the SEC issued SAB No. 101, "Revenue Recognition in Financial Statements," which establishes criteria for recording revenue when the terms of the sale include customer acceptance provisions or an obligation of the seller to install the product. In instances where these terms exist and the Company is unable to demonstrate that the customer's acceptance criteria has been met prior to customer use, or when the installation is essential to functionality, or is not deemed inconsequential or perfunctory, SAB No. 101 requires that revenue recognition occur at completion of installation and/or upon customer acceptance. In accordance with the requirements of SAB No. 101, the Company adopted the pronouncement as of January 2, 2000, and recorded the cumulative effect of the change in accounting principle on periods prior to 2000 in the restated results for the first quarter of 2000. The cumulative effect on net income for 2000 totaled $870,000, net of income tax benefit of $580,000. Revenues of $3,004,000 in 2000 (as restated for the adoption of SAB No. 101) and $846,000 in 2001, relate to shipments that occurred in 1999 but for which installation and/or acceptance did not occur until 2000 or 2001. These revenues were recorded in 1999 prior to the adoption of SAB No. 101 and thus, were a component in the determination of the cumulative effect of change in accounting principle for periods prior to 2000.

Notes to Consolidated Financial Statements

18. Unaudited Quarterly Information

(In thousands except per share amounts)

2002	First (a,b)	Second	Third	Fourth (b)
Revenues	$ 43,340	$ 46,378	$ 50,084	$ 45,872
Gross Profit	16,153	18,000	18,508	17,779
Income (Loss) Before Extraordinary Item and Cumulative Effect of Change in Accounting Principles	(1,388)	2,292	2,702	2,317
Net Income (Loss) (c)	(34,115)	2,549	2,707	2,057
Basic and Diluted Earnings (Loss) per Share Before Extraordinary Item and Cumulative Effect of Change in Accounting Principles	(.11)	.18	.20	.17
Basic and Diluted Earnings (Loss) per Share (c)	(2.79)	.20	.20	.15

2001	First	Second	Third (d)	Fourth (d,e)
Revenues	$ 58,900	$ 56,732	$ 56,085	$ 49,449
Gross Profit	22,704	20,648	20,627	18,762
Income Before Extraordinary Item	3,129	2,447	2,045	1,741
Net Income	3,129	2,447	2,045	2,361
Basic and Diluted Earnings per Share Before Extraordinary Item	.25	.20	.17	.14
Basic and Diluted Earnings per Share	.25	.20	.17	.19

(a) Restated to reflect the adoption of SFAS No. 142. The first quarter of 2002 reflects a charge for the cumulative effect of change in accounting principle of $32.8 million, net of income tax benefit of $12.4 million (Note 17).

(b) Includes $3.6 million of pretax charges and $0.1 million of pretax income for restructuring and unusual items in the first and fourth quarters of 2002, respectively (Note 12).

(c) Includes extraordinary gains of $29, $257, and $5, net of taxes, in the first, second, and third quarters of 2002, respectively, and an extraordinary loss of $260, net of taxes, in the fourth quarter of 2002, resulting from the repurchases and redemption of the Company's 4 ½% subordinated convertible debentures (Note 8).

(d) Includes pretax charges of $0.6 million and $0.1 million related to restructuring costs in the third and fourth quarters of 2001, respectively (Note 12).

(e) Includes extraordinary gain on repurchases of the Company's convertible debentures of $0.6 million, net of taxes (Note 8).

Report of Independent Auditors

To the Board of Directors and Shareholders of Kadant Inc.:

We have audited the accompanying consolidated balance sheet of Kadant Inc. as of December 28, 2002 and the related consolidated statements of operations, comprehensive income (loss) and shareholders' investment, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Kadant Inc. as of December 29, 2001 and December 30, 2000, and for the years then ended, were audited by other auditors who have ceased operations and whose report dated February 8, 2002, expressed an unqualified opinion on those statements before the restatement adjustments described in Note 17, and included an explanatory paragraph that disclosed the change in the Company's method of accounting for revenue recognition discussed in Note 17 to these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kadant Inc. at December 28, 2002, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 17 to the financial statements, effective December 30, 2001, the Company adopted Statement of Financial Accounting Standards (Statement) No. 142, "Goodwill and Other Intangible Assets." As discussed above, the consolidated financial statements of Kadant Inc. as of December 29, 2001 and December 30, 2000, and for the years then ended, were audited by other auditors who have ceased operations. As described in Note 17, these consolidated financial statements have been revised to include the transitional disclosures required by Statement No. 142, which was adopted as of December 30, 2001. Our audit procedures with respect to the disclosures in Note 17 related to 2001 and 2000 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill as a result of initially applying Statement No. 142 (including any related tax effects) to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings per share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 17 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the consolidated financial statements of Kadant Inc. as of December 29, 2001 and December 30, 2000, and for the years then ended, other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements as of December 29, 2001 and December 30, 2000, and for the years then ended, taken as a whole.



Ernst & Young LLP

Boston, Massachusetts
February 7, 2003

Report of Independent Public Accountants

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. SEE EXHIBIT 23.2 TO THE ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 28, 2002, FOR FURTHER DISCUSSION.

AS DISCUSSED IN NOTE 17, KADANT INC. REVISED ITS FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 29, 2001, AND DECEMBER 30, 2000, TO INCLUDE THE TRANSITIONAL DISCLOSURES REQUIRED BY STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS." THE REVISIONS TO THE 2001 AND 2000 FINANCIAL STATEMENTS RELATED TO THESE TRANSITIONAL DISCLOSURES WERE REPORTED ON BY ERNST & YOUNG LLP, AS STATED IN THEIR REPORT APPEARING HEREIN.

To the Shareholders and Board of Directors of Kadant Inc.:

We have audited the accompanying consolidated balance sheet of Kadant Inc. (formerly named Thermo Fibertek Inc., a Delaware corporation) and subsidiaries as of December 29, 2001, and December 30, 2000*, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended December 29, 2001.* These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kadant Inc. and subsidiaries as of December 29, 2001, and December 30, 2000,* and the results of its operations and its cash flows for each of the three years in the period ended December 29, 2001,* in conformity with accounting principles generally accepted in the United States.

As explained in Notes 1 and 17 to the consolidated financial statements, effective January 2, 2000, the Company changed its method of accounting for revenue recognition.

Arthur Andersen LLP

Boston, Massachusetts
February 8, 2002

* The Company's consolidated balance sheet as of December 30, 2000, and the consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for the year ended January 1, 2000, are not included in this Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, we make forward-looking statements, which include statements concerning possible or assumed future results of operations. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely," "will," or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties, and assumptions and are based on the beliefs and assumptions of our management, using information currently available to our management. Our future results of operations may differ materially from those expressed in the forward-looking statements. Many of the important factors that will determine these results and values are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. For a discussion of important factors that may cause our actual results to differ materially from those suggested by the forward-looking statements, you should read carefully the section captioned "Risk Factors" immediately following this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Industry Background

We operate in two segments: the Pulp and Papermaking Equipment and Systems (Papermaking Equipment) segment and the Composite and Fiber-based Products segment. Through our Papermaking Equipment segment, we develop, manufacture, and market a range of equipment and products for the domestic and international papermaking and paper recycling industries. We have a large, stable customer base that includes most of the world's major paper manufacturers. As a result, we have one of the largest installed bases of equipment in the pulp and paper industry, which provides us with a higher-margin spare parts and consumables business that we believe is less susceptible to the cyclical trends in the paper industry.

Through our Composite and Fiber-based Products segment, we develop, manufacture, and market composite products made from recycled fiber and plastic, primarily for the building industry, and manufacture and sell granules derived from pulp fiber for use as agricultural carriers and for home lawn and garden applications.

Prior to our incorporation, we operated as a division of Thermo Electron Corporation. We were incorporated in Delaware in November 1991 as a wholly owned subsidiary of Thermo Electron, and as the successor-in-interest to several of its subsidiaries. In November 1992, we conducted an initial public offering of our common stock and became a majority-owned public subsidiary of Thermo Electron. On July 12, 2001, we changed our name to Kadant Inc. from Thermo Fibertek Inc., and on August 8, 2001, we were spun off from Thermo Electron and became a fully independent public company (Note 1).

Pulp and Papermaking Equipment and Systems Segment

Our Papermaking Equipment segment designs and manufactures stock-preparation systems and equipment, papermaking machine accessories, and water-management systems for the paper and paper recycling industries. Principal products include:

- **Stock-preparation systems and equipment:** custom-engineered systems and equipment for pulping, de-inking, screening, cleaning, and refining waste fiber to prepare it for entry into the paper machine during production of recycled paper;
- **Papermaking machine accessory equipment:** doctoring systems and related consumables that clean papermaking rolls to keep paper machines running efficiently, and profiling systems that control moisture, web curl, and gloss during paper production; and
- **Water-management systems:** equipment that is essential for the continuous cleaning of paper machine fabrics and the draining, purifying, and recycling of process water for paper sheet and web formation.

Composite and Fiber-Based Products Segment

Our Composite and Fiber-based Products segment consists of two product lines: composite building products and fiber-based granular products. Our principal products include:

- **Composite building products:** decking and railing systems and roof tiles that we develop and produce from a combination of recycled fiber, plastic, and other materials, and market primarily to the building industry; and
- **Fiber-based granular products:** biodegradable, absorbing granules that we produce from papermaking byproducts for use as agricultural carriers and for home lawn and garden applications.

In January 2001, we acquired the remaining 49% equity interest that we did not already own in Kadant Composites Inc., which is responsible for our composite building products business (Note 3). We established a composite building products manufacturing facility in Green Bay, Wisconsin, and began production at the facility in 2000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Prior to September 2000, this segment owned and operated a plant that provided water-clarification and fiber-recovery services to a host mill on a long-term contract basis. The plant, which we began operating in July 1998, cleaned and recycled water and long fiber for reuse in the papermaking process. We sold this plant to the host mill in September 2000 (Note 4).

International Sales

During 2002, approximately 50% of our sales were to customers outside the United States, principally in Europe. We generally seek to charge our customers in the same currency in which our operating costs are incurred. However, our financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies. We reduce our exposure to currency fluctuations through the use of forward currency exchange contracts. We may enter into forward contracts to hedge certain firm purchase and sale commitments denominated in currencies other than our subsidiaries' functional currencies. These contracts hedge transactions principally denominated in U.S. dollars.

Application of Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that entail significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies upon which our financial condition depends, and which involve the most complex or subjective decisions or assessments, are those described below. For a discussion on the application of these and other accounting policies, see Note 1 in the notes to consolidated financial statements.

Revenue Recognition. Prior to 2000, we generally recognized revenues upon shipment of our products. During the fourth quarter of 2000, effective January 2, 2000, we adopted Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements" (Note 17). In addition, we recognize revenues and profits on certain long-term contracts using the percentage-of-completion method of accounting.

- *Percentage-of-Completion.* Revenues recorded under the percentage-of-completion method of accounting were $35.4 million in 2002, $53.5 million in 2001, and $43.4 million in 2000. The percentage of completion is determined by comparing the actual costs incurred to date to an estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. Our contracts generally provide for billing of customers upon the attainment of certain milestones specified in each contract. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees, and amounts billed in excess of revenues are classified as billings in excess of contract costs and fees. The complexity of the estimation process under the percentage-of-completion method affects the amounts reported in our financial statements. A number of internal and external factors affect our percentage-of-completion and cost of sales estimates, including labor rate and efficiency variances, estimates of warranty costs, estimated future material prices from vendors, and customer specification and testing requirement changes. In addition, we are exposed to the risk, primarily relating to our orders in China, that a customer will not comply with the order's contractual obligations or will not accept delivery of the order, causing such customer to forfeit its deposit on the order. The contractual obligations relating to the order may be difficult to enforce through a foreign country's legal system, which could result in a significant reversal of revenue in the period or periods that were affected by the breach of contract. Although we make every effort to ensure the accuracy of our estimates in the application of this accounting policy, if our business conditions were different, or if we used different assumptions, it is possible that materially different amounts could be reported as revenues in our financial statements.

- *SAB No. 101.* Under SAB No. 101, when the terms of sale include customer acceptance provisions, and compliance with those provisions cannot be demonstrated until customer acceptance, revenues are recognized upon such acceptance. Revenues for products sold that require installation where the installation is essential to functionality, or is not deemed inconsequential or perfunctory, are recognized upon completion of installation. Revenues for products sold where

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview *(continued)*

installation is not essential to functionality, and is deemed inconsequential or perfunctory, are recognized upon shipment with estimated installation costs accrued. We provide a reserve for the estimated warranty and installation costs at the time revenue is recognized. The complexity of all issues related to the assumptions, risks, and uncertainties inherent in the application of SAB No. 101 affect the amounts reported as revenues in our financial statements. Under SAB No. 101, we cannot reliably predict future revenues and profitability due to the difficulty of estimating when installation will be performed or when we will meet the contractually agreed upon performance tests, which can delay or prohibit recognition of revenues. The determination of when we install the equipment or fulfill the performance guarantees is largely dependent on the customer, their willingness to allow installation of the equipment or perform the appropriate tests in a timely manner, and their cooperation in addressing possible problems impeding achievement of the performance guarantee criteria. Unexpected changes in the timing related to the completion of installation or performance guarantees could possibly cause our revenues and earnings to be significantly affected.

Inventories. We value our inventory at the lower of the actual cost (on a first-in, first-out, or weighted average basis) or market value and include materials, labor, and manufacturing overhead. We regularly review inventory quantities on hand and compare these amounts to historical and forecasted usage of and demand for each particular product or product line. We record a charge to cost of revenues for excess and obsolete inventory to reduce the carrying value of the inventories to net realizable value. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand, resulting in a charge for the writedown of that inventory in that period. In addition, our estimates of future product usage or demand may prove to be inaccurate, resulting in an understated or overstated provision for excess and obsolete inventory. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product usage and demand, any significant unanticipated changes in demand or technological developments could possibly have a significant impact on the value of our inventory and our reported operating results.

Valuation of Goodwill and Intangible Assets. In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." We adopted SFAS No. 142 effective December 30, 2001. SFAS No. 142 requires that amortization of goodwill cease and that we evaluate the recoverability of goodwill and other intangible assets annually, or more frequently if events or changes in circumstances, such as a decline in sales, earnings or cash flows, or material adverse changes in the business climate, indicate that the carrying value of an asset might be impaired. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are primarily established using a discounted cash flow methodology (specifically, the income approach). The determination of discounted cash flows is based on our strategic plans and long-range forecasts. The revenue growth rates included in the forecasts are our best estimates based on current and anticipated market conditions, and the profit margin assumptions are projected based on the current and anticipated cost structures.

In accordance with the SFAS No. 142 transition procedures, we recorded a charge for the cumulative effect of change in accounting principle of $32.8 million, net of income tax benefit of $12.4 million, upon the adoption of SFAS No. 142, as further described in Note 17.

Our judgments and assumptions regarding the determination of the fair value of an intangible asset or goodwill associated with an acquired business could change as future events impact such fair values. Any future impairment loss could possibly have a material adverse impact on our long-term assets and operating expenses in the period in which impairment is determined to exist.

Accounts Receivable. Judgments are used in determining our allowance for bad debts and are based on our historical collection experience, current trends, credit policies, specific customer collection issues, and accounts receivable aging categories. In determining this allowance, we look at historical writeoffs of our receivables. We also look at current trends in the credit quality of our customer base as well as changes in our credit policies. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and each customer's current creditworthiness. We continuously monitor collections and payments from our customers. While actual bad debts have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same rate of bad debts that we have in the past, especially in light of the prolonged downcycle in the paper industry as evidenced by an increase in the amount of accounts receivable written off in 2002 and 2001. A significant change in the liquidity or financial position of any of our customers could result in the uncollectibility of the related accounts receivable and could adversely impact our operating cash flows in that period.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Warranties. In the Papermaking Equipment segment, we offer warranties of various durations to our customers depending upon the specific product and terms of the customer purchase agreement. We typically negotiate terms regarding warranty coverage and length of warranty depending on the products and applications. Our standard mechanical warranties require us to repair or replace a defective product during the warranty period at no cost to the customer. In the Composite and Fiber-based Products segment, we offer a standard limited warranty to the original owner of our decking and roofing products, limited to repair or replacement of the defective product or a refund of the original purchase price. We record an estimate for warranty-related costs at the time of sale based on our actual historical return rates and repair costs. While our warranty costs have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same warranty return rates or repair costs that we have in the past. A significant increase in warranty return rates or costs to repair our products could possibly have a material adverse impact on our operating results for the period or periods in which such returns or additional costs occur.

Industry and Business Outlook

Our products are primarily sold to the pulp and paper industry. The paper industry has been in a prolonged downcycle, characterized by weak pulp and paper prices, decreased capital spending, and consolidation of paper companies within the industry. As paper companies continue to consolidate in response to market weakness, they frequently reduce capacity and postpone or even cancel capacity addition or expansion projects. This trend, along with paper companies' actions to quickly reduce operating rates and restrict capital spending and maintenance programs, has adversely affected our business. Over the long term, as the markets recover, we expect that consolidation in the paper industry and improved capacity management will have a positive effect on paper companies' financial performance and, in return, will be favorable to both paper companies and their suppliers, such as Kadant.

There has been a significant amount of papermaking downtime in the pulp and paper industry in 2001 and 2002. This, coupled with weakened conditions in the world economy, has produced a difficult market environment resulting in deferrals of capital projects by paper companies and pricing pressure in some of our product lines. The combination of these factors has caused a reduction in our revenues throughout 2002, and resulted in lower operating results in 2002 versus 2001. To mitigate the effects of these difficult market conditions, we are concentrating our efforts on several initiatives to improve our operating results, including focusing on higher-margin parts and consumables businesses across all our product lines, sourcing the manufacture of non-proprietary components from third-party suppliers, shifting more production to our lower-cost manufacturing facilities, and lowering our manufacturing overhead costs throughout the business. In addition, we continue to focus our efforts on managing our operating costs (which were reduced by $10.4 million in 2002, including $3.4 million from the elimination of goodwill amortization), capital expenditures, and working capital. In the last several years, most capacity expansion has come from China, which has become a significant market for our products. Revenues from China are primarily characterized by large capital orders, the timing of which is often difficult to predict. To capitalize on this growing market, we are currently planning to establish an assembly facility in China for our stock-preparation equipment and related aftermarket products.

We have also continued to invest in our composite building products business, which provides us with a solid growth opportunity. We have begun a national marketing program for our composite building products and are expanding our distribution network, with numerous distribution centers carrying our products throughout the U.S. We believe that the market for composite building products will grow as consumer awareness of the advantages of these products increases their acceptance as an alternative to traditional wood products, especially in light of the phase-out of widely used pressure-treated lumber that contains chromated copper arsenate (CCA), a potentially harmful preservative.

With fourth quarter 2002 bookings in the composite building products business reaching a record high of $6.5 million, we expect operating income in 2003 to be between $1.0 and $1.5 million, on revenues of $14 to $16 million. For the first quarter of 2003, we expect operating income from this business to be between breakeven and $0.1 million, on revenues of $4 to $5 million. For 2003, we anticipate continued growth from our composite building products business, and little or no revenue growth in our Papermaking Equipment segment. As a result, we expect consolidated earnings in 2003 to be $.80 to $.90 per diluted share, on revenues of $185 to $195 million. For the first quarter of 2003, we expect consolidated earnings to be $.18 to $.20 per diluted share, on revenues of $48 to $50 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2002 Compared With 2001

Revenues
Revenues decreased to $185.7 million in 2002 from $221.2 million in 2001, a decrease of $35.5 million, or 16%. Revenues in 2002 include the favorable effects of currency translation of $2.1 million due to a weaker U.S. dollar relative to the functional currencies in countries in which we operate.

Pulp and Papermaking Equipment and Systems Segment. Revenues at the Papermaking Equipment segment decreased to $171.1 million in 2002 compared with $213.5 million in 2001, a decrease of $42.4 million, or 20%. Revenues in 2002 include the favorable effects of currency translation described above. Revenues from the Papermaking Equipment segment's stock-preparation equipment product line decreased by $29.1 million (or 26%) in 2002 primarily as a result of a decrease in export sales to China due to the timing of several large orders, as well as a decrease in sales in North America and Europe due to adverse market conditions. Revenues from the segment's water-management and accessories product lines decreased in 2002 by $8.9 million (or 24%) and $4.7 million (or 7%), respectively, primarily due to a decrease in demand in North America as a result of machine shutdowns and mill closures caused by industry consolidation and capacity rationalization, as well as pricing pressures.

Composite and Fiber-Based Products Segment. Revenues at the Composite and Fiber-based Products segment increased to $14.6 million in 2002 from $7.7 million in 2001, primarily as a result of an increase of $6.6 million in sales of our composite building products due to higher demand resulting from increased marketing efforts and expansion of our distribution channels. In addition, revenues from our fiber-based granular products increased by $0.2 million in 2002.

Gross Profit Margin
Gross profit margin increased to 38% in 2002 from 37% in 2001. The gross profit margin at the Papermaking Equipment segment was 39% in both periods. The gross profit margin at the Composite and Fiber-based Products segment increased to 25% in 2002 from negative gross margins of 7% in 2001 primarily due to positive gross profit margins from our composite building products resulting from increased revenues. In addition, gross profit margins from our fiber-based granular products increased primarily due to a decrease in 2002 in the cost of natural gas used in the production process. The price of natural gas and plastic used in the production process of our composite and fiber-based granular products has increased dramatically in the last several months. We do not expect such prices to remain at these levels throughout 2003, but if this were to occur, the gross profit margins at this segment would be adversely affected.

Operating Expenses
Selling, general, and administrative expenses as a percentage of revenues were 27% in 2002 and 2001. Selling, general, and administrative expenses decreased to $50.3 million in 2002 from $59.0 million in 2001 primarily due to cost-reduction efforts at the Papermaking Equipment segment, as well as the absence in 2002 of $3.4 million of goodwill amortization that was recorded in 2001.

Research and development expenses as a percentage of revenues were 3% in 2002 and 2001. Research and development expenses decreased to $4.8 million in 2002 compared with $6.6 million in 2001, primarily at the Papermaking Equipment segment due to restructuring efforts taken in 2002 and the closure of a redundant laboratory (Note 12).

Restructuring and Unusual Costs
During 2002, we recorded restructuring and unusual costs of $3.6 million. Restructuring costs of $1.1 million, which were accounted for in accordance with Emerging Issues Task Force Pronouncement No. 94-3, related to severance costs for 68 employees across all functions primarily at the Papermaking Equipment segment, all of whom were terminated as of December 28, 2002. These actions were taken in an effort to improve profitability and were in response to a continued weak market environment and reduced demand for our products. Unusual costs of $2.5 million include noncash charges of $2.4 million for asset writedowns, consisting of $1.0 million for the impairment of a laboratory in Ohio held for sale at the Papermaking Equipment segment, and $1.4 million for the writedown of fixed assets held for sale at the Composite and Fiber-based Products segment; and $0.1 million for related disposal and facility-closure costs (Note 12). We estimate annual savings of approximately $4.5 million ($1.7 million in cost of revenues, $2.3 million in selling, general, and administrative expenses, and $0.5 million in research and development expenses) from these actions beginning in the second quarter of 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

During 2001, we recorded restructuring costs of $0.7 million for severance costs relating to 63 employees primarily in the manufacturing and sales functions at the Papermaking Equipment segment's domestic subsidiaries, all of whom were terminated by December 29, 2001. Annual savings were approximately $3.5 million ($1.7 million in cost of revenues, $1.5 million in selling, general, and administrative expenses, and $0.3 million in research and development expenses) from these actions beginning in the fourth quarter of 2001.

Interest Income and Expense

Interest income decreased to $2.6 million in 2002 from $6.6 million in 2001. Of the total decrease in interest income in 2002, approximately $2.7 million was due to lower prevailing interest rates, and $1.3 million was due to lower average invested balances. The decrease in average invested balances primarily relates to repurchases of our subordinated convertible debentures (Note 8), the redemption in September 2001 of our Kadant Fibergen (formerly Thermo Fibergen) subsidiary's common stock and, to a lesser extent, consideration paid to Kadant Fibergen shareholders for the acquisition of their minority interest (Note 11).

Interest expense decreased to $4.7 million in 2002 from $7.3 million in 2001 as a result of the redemption and repurchases of our subordinated convertible debentures (Note 8). We expect interest expense to be significantly lower in 2003 due to the redemption of the convertible debentures.

Income Taxes

Our effective tax rate was 38% in 2002 and 42% in 2001. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible expenses. The effective tax rate decreased in 2002 primarily as a result of the elimination of goodwill amortization, including nondeductible goodwill, under SFAS No. 142. We expect our effective tax rate to be approximately 38% in 2003.

Minority Interest

Minority interest (income) expense in 2002 and 2001 represents minority investors' share of earnings or losses in our majority-owned subsidiaries.

Extraordinary Item

From January through September 2002, we repurchased $32.0 million principal amount of our 4 1/2% subordinated convertible debentures for $31.3 million in cash, plus accrued interest, resulting in an extraordinary gain of $0.3 million, net of deferred debt charges, and net of income tax provision of $0.2 million. In December 2002, we redeemed the remaining $86.2 million outstanding principal amount of the debentures for 100% par value, plus accrued interest, resulting in an extraordinary loss of $0.3 million from the writeoff of the remaining deferred debt charges, and net of income tax benefit of $0.2 million (Note 8).

During 2001, we repurchased $34.9 million principal amount of our convertible debentures for $33.5 million in cash, plus accrued interest, resulting in an extraordinary gain of $0.6 million, net of deferred debt charges and net of income tax provision of $0.4 million (Note 8).

Cumulative Effect of Change in Accounting Principles

In accordance with the requirements of SFAS No. 142, "Goodwill and Other Intangible Assets," we adopted the standard as of December 30, 2002, and recorded a transitional goodwill impairment charge in our restated results in the first quarter of 2002, representing the cumulative effect of change in accounting principle of $32.8 million (consisting of $29.9 million at the Papermaking Equipment segment and $2.9 million at the Composite and Fiber-based Products segment), net of income tax benefit of $12.4 million (Note 17).

2001 Compared With 2000

Revenues

Revenues decreased to $221.2 million in 2001 from $234.9 million in 2000, a decrease of $13.7 million, or 6%. Contributing to the decrease in revenues were the unfavorable effects of currency translation of $3.6 million in 2001 due to a stronger U.S. dollar relative to other currencies in countries in which we operate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2001 Compared With 2000 *(continued)*

Pulp and Papermaking Equipment and Systems Segment. Revenues at the Papermaking Equipment segment decreased to $213.5 million in 2001 compared with $227.1 million in 2000, a decrease of $13.6 million, or 6%, of which $3.6 million related to the unfavorable effects of currency translation in 2001 discussed above. Revenues from the segment's accessories and water-management product lines decreased $6.9 million (or 10%) and $4.7 million (or 11%), respectively, primarily as a result of a decrease in demand in North America due to adverse market conditions. Revenues from the Papermaking Equipment segment's stock-preparation equipment product line decreased $1.9 million (or 2%) primarily as a result of a decrease in sales in North America, largely offset by increases in sales in Europe and export sales to China.

Composite and Fiber-Based Products Segment. Revenues at the Composite and Fiber-based Products segment decreased to $7.7 million in 2001 from $7.8 million in 2000. Revenues decreased $1.0 million as a result of the sale of the fiber-recovery and water-clarification services plant in September 2000, and to a lesser extent, $0.8 million due to a decrease in revenues at our fiber-based granular products business primarily resulting from a decrease in demand from two large agricultural carrier customers. These decreases were largely offset by a $1.7 million increase in sales of composite building products.

Gross Profit Margin

Gross profit margin decreased to 37% in 2001 from 38% in 2000. The gross profit margin increased slightly to 39.0% in 2001 from 38.7% in 2000 at the Papermaking Equipment segment. The gross profit margin decreased at the Composite and Fiber-based Products segment due to an increase of approximately $0.7 million in the cost of natural gas used in the production of fiber-based granules and, to a lesser extent, underabsorbed manufacturing overhead as a result of lower revenues and production at the granules business in 2001. In addition, the gross margin decreased at this segment due to increased negative gross margins as a result of startup efforts at its composite building products business and the absence in 2001 of higher-margin revenues from the fiber-recovery and water-clarification services plant.

Operating Expenses

Selling, general, and administrative expenses as a percentage of revenues increased slightly to 27% in 2001 from 26% in 2000 due to the decrease in revenues. Selling, general, and administrative expenses decreased to $59.0 million in 2001 from $60.9 million in 2000 primarily due to the effects of foreign currency translation and cost reduction efforts at the Papermaking Equipment segment.

Research and development expenses as a percentage of revenues remained constant at 3% in both periods. Research and development expenses decreased to $6.6 million in 2001 compared with $7.7 million in 2000, primarily at the Papermaking Equipment segment due to cost reduction efforts.

Restructuring Costs

During 2001, we recorded restructuring costs of $0.7 million for severance costs relating to 63 employees primarily in manufacturing and sales functions at the Papermaking Equipment segment's domestic subsidiaries, all of whom were terminated by December 29, 2001. These actions were taken in an effort to improve profitability and were in response to a continued weak market environment (Note 12). Annual savings were approximately $3.5 million ($1.7 million in cost of revenues, $1.5 million in selling, general, and administrative expenses, and $0.3 million in research and development expenses) from these actions beginning in the fourth quarter of 2001.

Restructuring and unusual income of $0.5 million in 2000 represents the reversal of a charge taken in 1999 related to the termination of a distributor agreement, which we are no longer obligated to pay due to the breach of the agreement by the third-party distributor.

Gain on Sale of Business and Property

In September 2000, we sold our fiber-recovery and water-clarification services plant for $3.6 million, resulting in a pretax gain of $0.7 million (Note 4). In June 2000, we sold our interest in a tissue mill for $3.9 million in cash, resulting in a pretax gain of $1.0 million (Note 4).

Interest Income and Expense

Interest income decreased to $6.6 million in 2001 from $10.5 million in 2000. Of the total decrease in interest income in 2001, approximately $2.4 million was due to lower prevailing interest rates, and $1.4 million was due to lower average invested balances. The decrease in average invested balances primarily related to Kadant Fibergen's 2001 and 2000 common stock redemption payments (Note 11), and to a lesser extent, the repurchases of our subordinated convertible debentures in the fourth quarter of 2001 (Note 8).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest expense decreased slightly to $7.3 million in 2001 from $7.5 million in 2000, primarily as a result of the repurchases of our subordinated convertible debentures in 2001 (Note 8).

Income Taxes
Our effective tax rate was 42% in 2001 and 41% in 2000. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible expenses.

Minority Interest
Minority interest income in 2001 primarily represents minority investors' share of losses in our Kadant Fibergen subsidiary. Minority interest income in 2000 primarily represents the minority investor's share of losses in our Kadant Composites subsidiary, offset in part by the accretion of Kadant Fibergen's common stock subject to redemption.

Extraordinary Item
During 2001, we repurchased $34.9 million principal amount of our 4 ½% subordinated convertible debentures for $33.5 million in cash, plus accrued interest, resulting in an extraordinary gain of $0.6 million, net of deferred debt charges, and net of income tax provision of $0.4 million (Note 8).

Cumulative Effect of Change in Accounting Principles
In accordance with the requirements of SAB No. 101, "Revenue Recognition in Financial Statements," we adopted the pronouncement as of January 2, 2000, and recorded a charge in the first quarter of 2000 representing the cumulative effect of change in accounting principle of $0.9 million, net of income tax benefit of $0.6 million (Note 17).

Liquidity and Capital Resources

Consolidated working capital was $74.7 million at December 28, 2002, compared with $159.4 million at December 29, 2001. Included in working capital are cash, cash equivalents, and available-for-sale investments of $44.4 million at December 28, 2002, compared with $119.4 million at December 29, 2001. Of the total cash and cash equivalents at December 28, 2002, $7.6 million was held by a majority-owned subsidiary, and the remainder was held by us and our wholly owned subsidiaries. At December 28, 2002, $28.0 million of cash and cash equivalents was held by our foreign subsidiaries.

During 2002, cash of $27.0 million was provided by operating activities, compared with $12.8 million in 2001. A decrease in accounts receivable provided cash of $8.4 million in 2002 primarily at the Papermaking Equipment segment, largely due to a decrease in revenues and improved collection efforts. Cash of $4.8 million was provided by a decrease in unbilled contract costs and fees due to the timing of progress billings on large contracts. A decrease in inventories provided cash of $5.3 million in 2002 primarily at the Papermaking Equipment segment as a result of our efforts to match inventory levels with demand. A decrease in accounts payable used cash of $1.6 million in 2002 primarily at the Papermaking Equipment segment due to the timing of payments. In addition, a use of $3.5 million in cash in 2002 resulted from a decrease in other accrued liabilities, primarily accrued interest, deferred revenues and, to a lesser extent, accrued income taxes.

Our investing activities, excluding available-for-sale investments and advances to former affiliates, used $4.4 million of cash in 2002, compared with $3.8 million in 2001. During 2002, we purchased property, plant, and equipment for $3.3 million, including $1.6 million at our composite building products business, the effects of which were partly offset by proceeds of $0.5 million from the sale of property, plant, and equipment, and by our collection of $0.2 million from a note receivable related to the September 2000 sale of our fiber-recovery and water-clarification services plant. In addition, we paid $1.4 million in 2002 in connection with the acquisition of the minority interest of our Kadant Fibergen subsidiary (Note 11).

Our financing activities used cash of $101.4 million in 2002, compared with $43.8 million in 2001. During 2002, we used $117.5 million to fund the redemption and repurchases of our subordinated convertible debentures (Note 8), as well as $0.5 million to fund the payment of other long-term obligations. In addition, we paid $1.5 million in connection with the acquisition of common stock of our Kadant Fibergen subsidiary (Note 11). These uses of cash were offset in part by $17.7 million of cash provided from the June 2002 issuance of 1.3 million shares of our common stock in a public offering (Note 6).

In September 2001, our board of directors authorized the repurchase, through September 24, 2002, of up to $50 million of our debt and equity securities in the open market or in negotiated transactions. This authorization has been fully utilized. In April 2002, our board of directors authorized the repurchase, through April 9, 2003, of up to an additional $50 million of our debt and equity securities in the open market or in negotiated transactions. As of December 28, 2002, we had $34.6 million remaining under this authorization.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources *(continued)*

At December 28, 2002, we had $53.2 million of unremitted foreign earnings that could be subject to tax if remitted to the U.S. Our practice is to reinvest indefinitely the earnings of certain of our international subsidiaries. We do not expect that this will have a material adverse effect on our current liquidity.

Our net cash (calculated as cash, cash equivalents, and available-for-sale investments less total short- and long-term debt) was $43.3 million at December 28, 2002, compared with net debt of $0.4 million at December 29, 2001.

Although we currently have no material commitments for capital expenditures in 2003, we plan to make expenditures for property, plant, and equipment of approximately $3.9 million, including $1.9 million at our composite building products business. In addition, we are exploring our options regarding significant capacity expansion for the composite building products business either at our existing facility in Green Bay, Wisconsin, or at a new location. We currently estimate that the cost of expansion of our Green Bay facility could range from $3 to $5 million, while the cost of equipping a new facility could range from $7 to $8 million (excluding land and building). In addition, we are currently planning to establish an assembly facility in China to support our stock-preparation equipment business. The establishment of this facility is still in its planning stages, with several factors remaining undecided, including structure and location. We estimate the costs to establish this new facility could range from $2 to $3 million.

Contractual Obligations and Other Commercial Commitments

The table below is presented as of December 28, 2002, and as suggested by the SEC in accordance with Financial Reporting Release (FRR)-61. FRR-61 suggests that it may be beneficial to aggregate information about our contractual obligations and commercial commitments in a single location. Detailed information concerning these obligations and commitments can be found in Notes 8 and 10 of our consolidated financial statements.

	Payments Due by Period or Expiration of Commitment				
(In millions)	*Less than 1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*	*Total*
Contractual Obligations and Other Commercial Commitments:					
Long-term debt obligations	$ 0.6	$ 0.6	$ –	$ –	$ 1.2
Operating lease obligations	2.4	3.8	0.3	–	6.5
Total contractual cash obligations*	3.0	4.4	0.3	–	7.7
Other Commitments:**					
Letters of credit	6.2	2.6	–	–	8.8
	$ 9.2	$ 7.0	$ 0.3	$ –	$ 16.5

* There are no unconditional purchase obligations of significance other than inventory and property, plant, and equipment purchases made in the ordinary course of business, which are excluded from this analysis.

** In the ordinary course of business, we are required to issue limited performance guarantees, which do not require letters of credit, relating to our equipment and systems. We typically limit our liability under these guarantees to amounts that would not exceed the value of the contract. We believe that we have adequate reserves for any potential liability in connection with such guarantees. Such guarantees are excluded from this analysis.

Provisions in financial guarantees or commitments, debt or lease agreements, or other arrangements could trigger a requirement for an early payment, additional collateral support, amended terms, or acceleration of maturity.

We do not have special-purpose entities or use off-balance-sheet financing techniques, except for the operating leases and other commitments disclosed in the above table.

In the future, our liquidity position will be primarily affected by the level of cash flows from operations and the amount of cash expended on capital expenditures, or on acquisitions, if any. We believe that our existing resources, together with the cash we expect to generate from operations, are sufficient to meet the capital requirements of our current operations for the foreseeable future.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Market Risk

We are exposed to market risk from changes in interest rates and foreign currency exchange rates, which could affect our future results of operations and financial condition. We manage our exposure to these risks through our regular operating and financing activities. Additionally, we use short-term forward contracts to manage certain exposures to foreign currencies. We enter into forward foreign exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than our subsidiaries' local currencies. We do not engage in extensive foreign currency hedging activities; however, the purpose of our foreign currency hedging activities is to protect our local currency cash flows related to these commitments from fluctuations in foreign exchange rates. Our forward foreign exchange contracts principally hedge transactions denominated in U.S. dollars. Gains and losses arising from forward contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. We do not enter into speculative foreign currency agreements.

Interest Rates

Our available-for-sale investments and subordinated convertible debentures in the 2001 balance sheet are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase or issuance of the financial instrument. A 10% decrease in year-end 2001 market interest rates would have resulted in a negative impact of $0.3 million on the net fair value of our interest-sensitive financial instruments.

Our cash, cash equivalents, and available-for-sale investments maturing within one year are sensitive to changes in interest rates. Interest rate changes would result in a change in interest income due to the difference between the current interest rates on cash and cash equivalents and the variable rates that these financial instruments may adjust to in the future. A 10% decrease in year-end interest rates would result in a negative impact on our net income of $0.1 million in 2002 and $0.4 million in 2001.

Foreign Currency Exchange Rates

We generally view our investment in foreign subsidiaries in a functional currency other than our reporting currency as long-term. Our investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of our foreign subsidiaries are principally denominated in Euros, British pounds sterling, Mexican pesos, and Canadian dollars. The effect of changes in foreign exchange rates on our net investment in foreign subsidiaries is reflected in the accumulated other comprehensive items component of shareholders' investment. A 10% depreciation in year-end 2002 and 2001 functional currencies, relative to the U.S. dollar, would result in a reduction of shareholders' investment of $7.4 million and $8.4 million, respectively.

The fair value of forward foreign exchange contracts is sensitive to fluctuations in foreign currency exchange rates. The fair value of forward foreign exchange contracts is the estimated amount that we would pay or receive upon termination of the contracts, taking into account the change in foreign currency exchange rates. A 10% depreciation in year-end 2002 and 2001 foreign currency exchange rates related to our contracts would result in an increase in unrealized losses on forward foreign exchange contracts of $2.1 million and $0.3 million, respectively. Since we use forward foreign exchange contracts as hedges of firm purchase and sale commitments, the unrealized gain or loss on forward foreign currency exchange contracts resulting from changes in foreign currency exchange rates would be offset by corresponding changes in the fair value of the hedged items.

Risk Factors

Risks Related to Our Business

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we wish to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, our actual results and could cause our actual results in 2003 and beyond to differ materially from those expressed in any forward-looking statements made by us, or on our behalf.

Our business is dependent on the condition of the pulp and paper industry, which is currently in a downcycle. We sell products primarily to the pulp and paper industry. Generally, the financial condition of the global pulp and paper industry corresponds to the condition of the general economy, as well as to a number of other factors, including pulp and paper production capacity relative to demand. The global pulp and paper industry has been in a prolonged downcycle, resulting in depressed pulp and paper prices, decreased spending, mill closures, consolidations, and bankruptcies, all of which have adversely affected our business. The North American pulp and paper industry has been particularly adversely affected by higher energy prices and a slowing economy. As paper companies continue to consolidate in response to market weakness, they frequently reduce capacity and postpone or even cancel capacity addition or expansion projects. This cyclical downturn has caused our sales to decline and has adversely affected our profitability. The financial condition of the pulp and paper industry may not improve in the near future, and the severity of the downturn could expand to our European and Asian businesses.

Our business is subject to economic, currency, political, and other risks associated with international sales and operations. During 2002, approximately 50% of our sales were to customers outside the United States, principally in Europe and China. International revenues are subject to a number of risks, including the following:

- agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system;
- foreign customers may have longer payment cycles;
- foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs, or adopt other restrictions on foreign trade; and
- the protection of intellectual property in foreign countries may be more difficult to enforce.

Although we seek to charge our customers in the same currency in which our operating costs are incurred, fluctuations in currency exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products we provide in international markets where payment for our products and services is made in their local currencies. Any of these factors could have a material adverse impact on our business and results of operations.

An increasing portion of our international sales has and may in the future come from China. We are currently planning to establish an assembly facility in China for our stock-preparation equipment and related aftermarket parts. An increase in revenues, as well as operation of an assembly facility in China, will expose us to increased risk in the event of changes in the policies of the Chinese government, political unrest, unstable economic conditions, or other developments in China or in U.S.-China relations that are adverse to trade, including enactment of protectionist legislation or trade restrictions. In addition, orders from customers in China, particularly for large systems that have been tailored to a customer's specific requirements, involve increased risk of cancellation prior to shipment due to payment terms that are applicable to doing business in China. The timing of these orders is often difficult to predict.

We are subject to intense competition in all our markets. We believe that the principal competitive factors affecting the markets for our products include quality, price, service, technical expertise, and product innovation. Our competitors include a number of large multinational corporations such as Voith Paper GmbH and Metso Corporation. Competition, especially in China, could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. Competitors' technologies may prove to be superior to ours. Many of these competitors may have substantially greater financial, marketing, and other resources than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their services and products. Our current products, those under development, and our ability to develop new technologies may not be sufficient to enable us to compete effectively. In addition, our composite building products business is subject to intense competition, particularly in the decking market, from traditional wood products and other composite lumber manufacturers, many of whom have greater financial, technical, and marketing resources than we do. As a result, we may be unable to compete successfully in this market.

Our composite building products business is a relatively new entrant into a new market. Our success will depend on our ability to manufacture and commercialize our composite building products. In 2000, we began to develop, produce, market, and sell

Risk Factors

composite products primarily for the building industry. Development, manufacturing, and commercialization of our composite building products require significant development and testing, and technical expertise in the formulation and manufacture of the products, and our efforts may not be successful. Further, growth of our composite building products business requires ongoing market acceptance. We expect to incur significant branding and distribution expenses to successfully market and distribute these products. Our ability to market these products successfully depends on the willingness of consumers to purchase fiber-based composite products as an alternative to traditional building products. To penetrate the market and gain market share, we need to educate consumers, including wood suppliers, distributors, contractors, and homebuilders, regarding the benefits of our fiber-based composite products over products made of wood, slate, and other traditional materials. This strategy may not be successful. We have little experience manufacturing these products at volume, cost, and quality levels sufficient to satisfy expected demand, and we may encounter difficulties in connection with any large-scale manufacturing or commercialization of these new products and our capacity may not be sufficient to meet demand without significant additional investment. In addition, the majority of our production is dependent upon a single piece of equipment. If that equipment were to fail for an extended period of time, it would have a material adverse effect on our revenues from this business in that period. If we were to exit this business, we would incur significant losses.

Our composite building products business may not be able to obtain effective distribution of its products. The composite building products business is subject to intense competition, and we rely on distributors in the building products industry to market, distribute, and sell our products. We may be unable to produce our products in sufficient quantity to interest or retain these distributors or to add new distributors. If we are unable to distribute our products effectively, our revenues will decline and we will have to incur additional expenses to market these products directly.

Higher interest rates could adversely affect demand for our composite building products. Demand for our composite building products is affected by several factors beyond our control, including weather conditions and economic conditions. Recent demand for our products has been driven, in part, by the availability of low-interest mortgage and home equity loans. An increase in interest rates or tightened credit could adversely affect demand for home remodeling projects, including demand for our products.

Seasonality and weather conditions could adversely affect our business. In general, the building products industry experiences seasonal fluctuations in sales, particularly in the fourth and first quarters, when holidays and adverse weather conditions in some regions usually reduce the level of home improvement and new construction activity. In addition, our composite building products are used or installed in outdoor construction applications, and our sales volume, bookings, gross margins, and operating income can be negatively affected by these adverse weather conditions. As our business grows, we would expect our performance to reflect these seasonal variations. Operating results will tend to be lower in quarters with lower sales, which are not entirely offset by a corresponding reduction in operating costs. In addition, we may also experience lower gross profit margins in the fourth and first quarters due to seasonal incentive discounts offered to our distributors. As a result of these factors, we believe sequential period-to-period comparisons of our operating results are not reliable indicators of future performance, and the operating results for any one quarterly period may not be indicative of operating results to be expected for a full year.

The failure of our composite building products to perform over long periods of time could result in potential liabilities. Our composite building products are new, have not been on the market for long periods of time, and may be used in applications for which we may have little knowledge or limited experience. Because we have limited historical experience, we may be unable to predict the potential liabilities related to product warranty or product liability issues. If our products fail to perform over their warranty periods, we may not have the ability to protect ourselves adequately against this potential liability, which could adversely affect our operating results.

We are dependent on a single mill for the raw material used in our composite building products and fiber-based granules, and we may not be able to obtain raw material on commercially reasonable terms; and the manufacture of our fiber-based granules is subject to commodity price risks. We are dependent on a single paper mill for the fiber used in the manufacture of our composite building products and fiber-based granules. This mill has the exclusive right to supply the papermaking byproducts used in our process to manufacture the granules. Although we believe our relationship with the mill is good, the mill could decide not to renew its contract with us at the end of 2003, or may not renew on commercially reasonable terms, and we would be forced to find an alternative supply for this raw material. We may be unable to find an alternative supply on commercially reasonable terms or could incur excessive transportation costs if an alternative supplier were found, which would increase our manufacturing costs and may prevent our products from being competitive. Our composite building products also contain plastics, which are subject to wide fluctuations in pricing and availability. Due to higher energy costs, the price of plastic has significantly increased over the last several months. We may be unable to obtain sufficient quantities at reasonable prices, which would adversely affect our ability to produce a sufficient quantity of our products or produce our products at competitive prices.

Risk Factors *(continued)*

In addition, we use natural gas in the production of our fiber-based granular products. We manage our exposure to natural gas price fluctuations by entering into short-term forward contracts to purchase specified quantities of natural gas from a supplier. There can be no assurance that we will be effective in managing our exposure to natural gas price fluctuations. Natural gas prices have recently increased dramatically. If these high prices are sustained throughout 2003, our results of operations will be adversely affected.

Our inability to successfully identify and complete acquisitions or successfully integrate any new or previous acquisitions could have a material adverse effect on our business. Our strategy includes the acquisition of technologies and businesses that complement or augment our existing products and services. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory, including antitrust, approvals. Any acquisition we may complete may be made at a substantial premium over the fair value of the net assets of the acquired company. We may not be able to complete future acquisitions, integrate any acquired businesses successfully into our existing businesses, make such businesses profitable, or realize anticipated cost savings or synergies, if any, from these acquisitions.

In addition, we have previously acquired several companies and businesses. As a result of these acquisitions, we have recorded significant goodwill on our balance sheet, which amounts to approximately $72.2 million as of December 28, 2002. In accordance with SFAS No. 142, we assess the carrying value of the goodwill that we have recorded at least annually or whenever events or changes in circumstances indicate that its current carrying value has diminished. These events or circumstances generally would include operating losses or a significant decline in earnings associated with the acquired business or asset. SFAS No. 142 transition procedures state that an impairment charge that is required to be recognized when adopting the standard will be reflected as the cumulative effect of a change in accounting principle in the restated results for the first quarter of 2002. We recorded a transitional, after-tax goodwill impairment charge upon the adoption of this standard of $32.8 million, consisting of $29.9 million at the Papermaking Equipment segment and $2.9 million at the Composite and Fiber-based Products segment. Any future impairment losses identified after this transition period will be recorded as a reduction to operating income, which could have a material adverse effect on our results of operations. Our ability to realize the value of the goodwill that we have recorded will depend on the future cash flows of these businesses. These cash flows in turn depend, in part, on how well we have integrated these businesses.

Our inability to protect our intellectual property could have a material adverse effect on our business. In addition, third parties may claim that we infringe their intellectual property, and we could suffer significant litigation or licensing expense as a result. We place considerable emphasis on obtaining patent and trade secret protection for significant new technologies, products, and processes because of the length of time and expense associated with bringing new products through the development process and into the marketplace. Our success depends in part on our ability to develop patentable products and obtain and enforce patent protection for our products both in the United States and in other countries. We own numerous U.S. and foreign patents, and we intend to file additional applications, as appropriate, for patents covering our products. Patents may not be issued for any pending or future patent applications owned by or licensed to us, and the claims allowed under any issued patents may not be sufficiently broad to protect our technology. Any issued patents owned by or licensed to us may be challenged, invalidated, or circumvented, and the rights under these patents may not provide us with competitive advantages. A patent relating to our fiber-based granular products expires in 2004. After that date, we could be subject to competition in this market, which could have an adverse effect on this business. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture increased market position. We could incur substantial costs to defend ourselves in suits brought against us or in suits in which we may assert our patent rights against others. An unfavorable outcome of any such litigation could materially adversely affect our business and results of operations. In addition, as our patents expire, we rely on trade secrets and proprietary know-how to protect our products. We cannot be sure the steps we have taken or will take in the future will be adequate to deter misappropriation of our proprietary information and intellectual property.

We seek to protect trade secrets and proprietary know-how, in part, through confidentiality agreements with our collaborators, employees, and consultants. These agreements may be breached, we may not have adequate remedies for any breach, and our trade secrets may otherwise become known or be independently developed by our competitors.

Third parties may assert claims against us to the effect that we are infringing on their intellectual property rights. We could incur substantial costs and diversion of management resources in defending these claims, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, parties making these claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block our ability to make, use, sell, distribute, or market our products and services in the United States or abroad. In the event that a claim relating to intellectual property is asserted against us, or third parties not affiliated with us hold pending or issued patents that relate to our products or

Risk Factors

technology, we may seek licenses to such intellectual property or challenge those patents. However, we may be unable to obtain these licenses on commercially reasonable terms, if at all, and our challenge of the patents may be unsuccessful. Our failure to obtain the necessary licenses or other rights could prevent the sale, manufacture, or distribution of our products and, therefore, could have a material adverse effect on our business, financial condition, and results of operations.

Fluctuations in our quarterly operating results may cause our stock price to decline. Given the nature of the markets in which we participate and the effect of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB No. 101), which became effective in January 2000, we cannot reliably predict future revenues and profitability, and unexpected changes may cause us to adjust our operations. A significant proportion of our costs are fixed, due in part to our significant selling, research and development, and manufacturing costs. Thus, small declines in revenues could disproportionately affect our operating results. Other factors that could affect our quarterly operating results include:

- failure of our products to pass contractually agreed upon acceptance tests, which would delay or prohibit recognition of revenues under SAB No. 101;
- demand for and market acceptance of our products;
- competitive pressures resulting in lower sales prices of our products;
- adverse changes in the pulp and paper industry;
- delays or problems in our introduction of new products;
- our competitors' announcements of new products, services, or technological innovations;
- contractual liabilities incurred by us related to guarantees of our product performance;
- increased costs of raw materials or supplies, including the cost of energy; and
- changes in the timing of product orders.

Anti-takeover provisions in our charter documents and under Delaware law, our shareholder rights plan, and the potential tax effects of our spinoff from Thermo Electron could prevent or delay transactions that our shareholders may favor. Provisions of our charter and by-laws may discourage, delay, or prevent a merger or acquisition that our shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. For example, these provisions:

- authorize the issuance of "blank check" preferred stock without any need for action by shareholders;
- provide for a classified board of directors with staggered three-year terms;
- require supermajority shareholder voting to effect various amendments to our charter and by-laws;
- eliminate the ability of our shareholders to call special meetings of shareholders;
- prohibit shareholder action by written consent; and
- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

In addition, our board of directors has adopted a shareholder rights plan intended to protect shareholders in the event of an unfair or coercive offer to acquire our company and to provide our board of directors with adequate time to evaluate unsolicited offers. Preferred stock purchase rights have been distributed to our common shareholders pursuant to the rights plan. This rights plan may have anti-takeover effects. The rights plan will cause substantial dilution to a person or group that attempts to acquire us on terms that our board of directors does not believe are in our best interests and those of our shareholders and may discourage, delay, or prevent a merger or acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares.

The tax treatment of the distribution of our common stock by Thermo Electron under the Internal Revenue Code and regulations thereunder could also serve to discourage an acquisition of our company. An acquisition of our company within two years following the distribution, which took place in August 2001, could result in federal tax liability being imposed on Thermo Electron and, in more limited circumstances, on shareholders of Thermo Electron who received shares of our common stock in the distribution. In addition, even acquisitions occurring more than two years after the distribution could cause the distribution to be taxable to Thermo Electron if the acquisitions were determined to be pursuant to an overall plan that existed at the time of the distribution. As part of the distribution, we have agreed to indemnify Thermo Electron, but not the shareholders of Thermo Electron, for any resulting tax liability if the tax liability is attributable to certain acts by us, including an acquisition of our company. The prospect of that tax liability and our indemnification obligation may have anti-takeover effects.

A number of actions following our spinoff from Thermo Electron could cause the distribution to be fully taxable to shareholders of Thermo Electron who received shares of our common stock in the distribution and/or to Thermo Electron, and to us. The IRS has issued a ruling that no gain or loss will be recognized by us, Thermo Electron, or its shareholders upon the distribution of our

Risk Factors *(continued)*

common stock as of the date of the distribution, except with respect to cash received in lieu of fractional shares of our common stock and distributions of our common stock acquired by Thermo Electron within the past five years in taxable transactions. However, the distribution could become fully taxable if we, Thermo Electron, or the shareholders of Thermo Electron who received shares of our common stock in the distribution, take any of a number of actions following the distribution. We have entered into a tax matters agreement with Thermo Electron that restricts our ability to engage in these types of actions. If any conditions of the IRS ruling are not satisfied, the distribution could become taxable to the shareholders of Thermo Electron who received shares of our common stock in the distribution and/or Thermo Electron. As part of the distribution, we have agreed to indemnify Thermo Electron, but not the shareholders of Thermo Electron, for any resulting tax liability if the liability is attributable to certain acts by us.

Sales of substantial amounts of our common stock may occur from time to time, which could cause our stock price to decline. Our shares were distributed pro rata to the shareholders of Thermo Electron, and from time to time, these shareholders have sold and may in the future sell substantial amounts of our common stock in the public market if our shares no longer meet their investment criteria or other objectives. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, whether as a result of the distribution or otherwise, could cause the market price of our common stock to decline.

We may have potential business conflicts of interest with Thermo Electron with respect to our past and ongoing relationships that could harm our business operations. Conflicts of interest may arise between Thermo Electron and us in a number of areas relating to our past and ongoing relationships, including: labor, tax, employee benefit, indemnification, and other matters arising from our separation from Thermo Electron. We may not be able to resolve any of these potential conflicts.

Selected Financial Information

(In thousands except per share amounts)	2002 (a)	2001 (b)	2000 (c)	1999 (d)	1998
Statement of Operations Data					
Revenues	$ 185,674	$ 221,166	$ 234,913	$ 228,036	$ 247,426
Income Before Extraordinary Item and Cumulative Effect of Change in Accounting Principles	5,923	9,362	16,012	17,778	17,995
Net Income (Loss)	(26,802)	9,982	15,142	17,778	17,995
Earnings per Share Before Extraordinary Item and Cumulative Effect of Change in Accounting Principles (e):					
Basic	.46	.76	1.31	1.45	1.46
Diluted	.45	.76	1.30	1.44	1.44
Earnings (Loss) per Share (e):					
Basic	(2.07)	.81	1.24	1.45	1.46
Diluted	(2.04)	.81	1.23	1.44	1.44
Balance Sheet Data					
Working Capital (f)	$ 74,701	$ 159,383	$ 173,097	$ 158,711	$ 193,446
Total Assets	231,517	367,654	414,215	442,577	427,100
Common Stock of Subsidiary Subject to Redemption	–	–	–	–	53,801
Long-Term Obligations	580	119,267	154,650	154,350	153,000
Shareholders' Investment	181,257	183,557	170,633	164,070	150,948

(a) Reflects $3.6 million of pretax restructuring and unusual costs; the redemption and repurchase of $118.1 million of the Company's 4 ½% subordinated convertible debentures, resulting in a net extraordinary gain of $31, net of income tax provision of $19; and a charge for the cumulative effect of a change in accounting principle of $32.8 million, net of income tax benefit of $12.4 million.

(b) Reflects $0.7 million of pretax restructuring costs and the repurchase of $34.9 million of the Company's debentures, resulting in an extraordinary gain of $0.6 million, net of income tax provision of $0.4 million.

(c) Reflects a $1.7 million pretax gain on sale of property, $0.5 million of pretax income related to restructuring and unusual items, and a charge for the cumulative effect of change in accounting principle of $0.9 million, net of income tax benefit of $0.6 million.

(d) Reflects an $11.2 million pretax gain on the February 1999 disposition of Thermo Wisconsin, Inc., pretax restructuring costs and unusual items of $6.2 million, and the reclassification of common stock of subsidiary subject to redemption to current liabilities.

(e) Restated to reflect a one-for-five reverse stock split of our common stock, effective July 12, 2001.

(f) Includes $17.0 million and $49.2 million reclassified from common stock of subsidiary subject to redemption to current liabilities in 2000 and 1999, respectively, and the 2001 and 2000 redemption of this common stock for $13.1 million and $34.6 million, respectively.

Common Stock Market Information
On July 12, 2001, we changed our name to Kadant Inc. from Thermo Fibertek Inc., with our common stock now trading on the American Stock Exchange under the symbol KAI. Our common stock was previously traded under the symbol TFT. The following table sets forth the high and low sale prices of our common stock for 2002 and 2001, as reported in the consolidated transaction reporting system. Prices have been restated to reflect a one-for-five reverse stock split, effective July 12, 2001.

	2002		2001	
Quarter	*High*	*Low*	*High*	*Low*
First	$15.16	$12.55	$21.00	$15.31
Second	17.00	13.91	24.45	14.50
Third	16.30	12.51	18.50	11.10
Fourth	16.09	12.50	14.80	12.65

As of January 31, 2003, we had approximately 7,264 holders of record of our common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for our common stock on January 31, 2003, was $16.53 per share.

Shareholder Services
Shareholders who desire information about Kadant Inc. are invited to contact us at One Acton Place, Suite 202, Acton, Massachusetts 01720, (978) 776-2000. We maintain an internal mailing list to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, press releases, and other information as quickly as possible. Additional information is available on our Web site at www.kadant.com.

Stock Transfer Agent
American Stock Transfer & Trust Company is our stock transfer agent and maintains our shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

American Stock Transfer & Trust Company
Shareholder Services Department
59 Maiden Lane
New York, New York 10038
(718) 921-8200
(800) 937-5449
www.amstock.com

Dividend Policy
We have never paid cash dividends and do not expect to pay cash dividends in the foreseeable future because our policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the board of directors and will depend upon, among other factors, our earnings, capital requirements, and financial condition.

Form 10-K Report
A copy of the Annual Report on Form 10-K for the fiscal year ended December 28, 2002, as filed with the Securities and Exchange Commission, may be obtained at no charge by contacting Kadant Inc., One Acton Place, Suite 202, Acton, Massachusetts 01720, (978) 776-2000. The Form 10-K is also available on our Web site at www.kadant.com, under "Investors."

Annual Meeting
The annual meeting of shareholders will be held on Thursday, May 15, 2003, at 2:30 p.m. at the Boston Marriott Burlington, One Mall Road (at Routes 128 and 3A), Burlington, Massachusetts.

Board of Directors

William A. Rainville – Chairman of the Board, President, and Chief Executive Officer

John M. Albertine – Chairman and Chief Executive Officer, Albertine Enterprises, Inc. (Consulting and merchant-banking firm)

John K. Allen – Chairman, President, and Chief Executive Officer, Lawrence R. McCoy & Co., Inc. (Wholesale distributor of specialty building products)

Francis L. McKone – Former Chairman of the Board and Chief Executive Officer, Albany International Corp. (Supplier of paper machine fabrics)

Officers

William A. Rainville* – Chairman of the Board, President, and Chief Executive Officer

Thomas M. O'Brien* – Executive Vice President, Chief Financial Officer, and Treasurer

Jonathan W. Painter* – Executive Vice President

Edward J. Sindoni* – Senior Vice President

Edwin D. Healy* – Vice President

Paul E. Kiernan – Vice President

Sandra L. Lambert* – Vice President, General Counsel, and Secretary

Michael J. McKenney* – Vice President, Finance (Chief Accounting Officer)

* *Designates executive officer*

Printed on recycled paper

Kadant Inc.
One Acton Place, Suite 202
Acton, MA 01720


K DANT
AN ACCENT ON INNOVATION

Phone 978-776-2000
Fax 978-635-1593
www.kadant.com